Filed under Rule 424 (b)(3) Registration Statement File Number 333-135144

PROSPECTUS

13,254,162 Shares of Common Stock

ORTEC INTERNATIONAL, INC.

This prospectus relates to 13,254,162 shares of our common stock that may be sold from time to time by the Selling Stockholders listed under the caption “Selling Stockholders”. We will not receive any of the proceeds from the sale of the common stock sold. The Selling Stockholders may sell those shares from time to time in the public securities market. The Selling Stockholders may determine the prices at which they will sell the common stock, which prices may be at market prices prevailing at the time of such sale or some other price. See “Plan of Distribution”.

We will amend this prospectus (by filing a post-effective amendment to the registration statement of which this prospectus is a part) to inform you of any fundamental changes to the information in this prospectus. Our common stock is traded on the Over the Counter Bulletin Board under the symbol “OTCI”. On July 24, 2006, the last reported sale price of our common stock was $3.00 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 7, 2006

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
PROSPECTUS SUMMARY	4
RISK FACTORS	5

We do not have sufficient funds to bring our product to market for use by large patient populations. Unless we secure additional financing we will not be able to continue to operate our business.	5

Because of our history of ongoing losses and because we may never generate a profit and our lack of cash or other current assets, we have received an opinion from our independent registered public accountants that there is substantial doubt about our ability to continue as a going concern	5

We have accumulated obligations that we are required, but are unable to pay currently. This also raises doubt as to our ability to continue as a going concern	6

Unless we secure FDA clearance for the sale of ORCEL to treat venous stasis ulcers it will be difficult for us to continue to operate our business	6

Unless we later secure FDA clearance for the sale of ORCEL in its cryopreserved form to treat diabetic foot ulcers our sales of ORCEL will be more limited and thereby limit our ability to earn profits	6

Clinical trials for ORCEL are expensive, time consuming and their outcome is uncertain	7

Even if our ORCEL receives regulatory clearance, ORCEL will still be subject to extensive post-market regulation which will result in significant expense to us	7

Our failure to sell ORCEL on a profitable basis will limit our ability to continue our operations	8

We may lose our U.S. patents, patent applications and trademarks because of security interests we have granted in them	8

We are subject to extensive governmental regulation which increases the costs of manufacturing our product and will thereby negatively impact our ability to earn profits	8

The medical community may not accept ORCEL which will prevent us from selling ORCEL and prevent us from continuing our business	8

Our potential competitors have greater financial, sales and marketing resources than we do so that we may have difficulty in competing against them	9

We rely on a limited number of key suppliers to manufacture ORCEL and therefore run the risk or delay in securing needed materials from other suppliers. We also rely on only one distributor to sell ORCEL in the United States, Canada and Mexico and run the risk that such distributor may not successfully market ORCEL	9

We depend on our patents and proprietary technology which may not provide us with sufficient protection against technologies used, or which may be used by our competitors. We cannot protect our intellectual property rights throughout the world	9

We may be subject to product liability claims which we might not be able to pay thereby causing us to discontinue our business	10

If we lose our key employees we may not be able to continue our business operations	10

The market prices of our common stock may be highly volatile creating greater financial risk for the owners of our common stock	10

Our largest stockholders may take actions that are contrary to your interests, including selling their stock	10

We may have to sell additional equity securities in the future which will dilute the portion of Ortec’s equity owned by our current stockholders	11

TABLE OF CONTENTS (continued)

RISK FACTORS

The price protection provisions of most of our outstanding warrants might prevent increases in the market price of our common stock	11

Because we do not intend to pay any dividends on our common stock, an investor in our common stock may only realize an economic gain from an increase, if any, in the market price of our common stock	12

Termination of employment agreements we have entered into with our executive officers could negatively affect the market price of our common stock because they discourage open market purchases of our common stock by purchasers who might seek to secure control of Ortec	12

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic event	12

New laws and regulations affecting corporate governance may impede our ability to retain and attract board members and executive officers, and increase the costs associated with being a public company	13

USE OF PROCEEDS	13
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	14
DESCRIPTION OF BUSINESS	15
Overview	15
Acquisition of Hapto Biotech	16
ORCEL	17
Government Regulation	17
The FDA Clearance Process	17
Regulatory Strategies	19
Sales and Marketing	19
Production and Supply	20
Competition	21
Patents and Proprietary Rights	22
Paul Royalty Fund Agreement	24
Research and Development Expenses	24
Compliance with Environmental Regulations	24
Employees	25
Description of Property	25
PLAN OF OPERATION	26
DIRECTORS AND EXECUTIVE OFFICERS	30
EXECUTIVE COMPENSATION	32
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	35
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	37
SELLING STOCKHOLDERS	39
PLAN OF DISTRIBUTION	47
DESCRIPTION OF SECURITIES	48
TRANSFER AGENT	54
EXPERTS	54
LEGAL MATTERS	55
AVAILABLE INFORMATION	55
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	55
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

You should rely only on the information contained or incorporated in this prospectus. We and the Selling Stockholders have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. In this prospectus and in documents incorporated in this prospectus, references to the “Company,” “Ortec,” “we,” “us” and “our” refer to Ortec International, Inc. and its wholly owned subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included or incorporated in this prospectus regarding the potential market revenues from the sale of our OrCel product, the number of patients with medical conditions who can be treated with OrCel, the clinical trials for OrCel, future approvals or clearances by the United States Food and Drug Administration (the “FDA”) and other plans and objectives for the future and assumptions and predictions about future supply, manufacturing, costs and sales and future financing we may secure are all forward looking statements. When we use words like “intend,” “anticipate,” “believe,” “assume,” “estimate,” “plan” or “expect,” we are making forward looking statements. We believe that the assumptions and expectations reflected in such forward looking statements are reasonable, based on information available to us on the date of this prospectus, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under “Risk Factors” elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

PROSPECTUS SUMMARY

The Company

We are a biotechnology company which was organized in 1991 under the laws of the State of Delaware. We are currently in the development stage, and accordingly, have no revenues. Our offices are located at 3960 Broadway, New York, New York 10032. Our telephone number is 212-740-6999. Our website address is www.ortecinternational.com. Our OTC Bulletin Board Symbol is OTCI.

Our company is focused on advancing regenerative medicine and stem cell therapy through the development and commercialization of innovative products by combining advanced cell technology and advanced biomaterials. Our lead product is OrCel ® (Bilayered Cellular Matrix) (ORCEL). Our current focus is the application of ORCEL to heal chronic and acute wounds. ORCEL is composed of a collagen sponge seeded with allogeneic epidermal and dermal cells. These cells secrete growth factors and cytokines normally found in acute human wounds and are believed to have a beneficial role in promoting tissue repair.

We have completed a pivotal clinical trial evaluating a cryopreserved version of ORCEL in the treatment of venous stasis ulcers and we have filed a Pre Market Approval (PMA) application for commercial sales of ORCEL to treat venous stasis ulcers. We recently completed patient enrollment in a confirmatory trial required by the FDA and the data from this confirmatory trial is expected to be integrated with the results of the completed pivotal clinical trial and submitted as a clinical supplement to our PMA filing. We already obtained FDA clearance for use of a non-frozen version of ORCEL in the treatment of Epidermolysis Bullosa and donor sites in burn patients. In addition, the FDA has granted us approval to initiate a pivotal (Phase III) trial evaluating ORCEL for the treatment of diabetic foot ulcers.

We recently acquired two fibrin derived advanced biomaterial technologies, Fibrin Microbeads (FMB’s) and Haptides™. FMB’s have the potential to play a significant role in advancing stem cell therapy having demonstrated the ability to efficiently recover adult stem cells and allow for their growth, proliferation, and potential reimplantation into the patient. Haptides™ utilize proprietary synthetic peptides that mimic the mechanism of cell attachment to fibrin. These peptides have demonstrated the ability to significantly enhance cell attraction and attachment providing the potential to use Haptides™ in the development of products for cosmetic tissue augmentation, wound healing, orthopedics, and drug delivery markets.

We incurred a net loss applicable to common shareholders of $4.8 million during the three months ended March 31, 2006, and, as of that date, our current liabilities exceeded our current assets by $36.2 million, our total liabilities exceeded our total assets by $35.4 million and we have a deficit accumulated in the development stage of $161.2 million. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Prior to the offering we have 6,071,270 common shares outstanding. We also have 5,948.615 shares of Series D preferred stock equivalent to 1,586,297 common shares when converted, and 6477.333 shares of Series E preferred stock equivalent to at least 2,159,111 common shares when converted.

Recent Common Stock Reverse Split

We effected a one share for fifteen shares reverse split of our common stock as of 5 P.M., Eastern Daylight Savings Time, on July 24, 2006. All references in this prospectus to the number of shares of our common stock, the exercise price of our outstanding warrants and options and the conversion prices of our outstanding convertible preferred stock, are after giving effect to such reverse split.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We do not have sufficient funds to bring our product to market for use by large patient populations. Unless we secure additional financing we will not be able to continue to operate our business.

We will need to secure additional financing for the approximately $875,000 of cash we are currently consuming per month. Such $875,000 includes the cash we are currently using in the operations of Hapto Biotech, Inc. which we acquired in April 2006. The amount of cash we consume each month fluctuates, depending, among other things, on whether we are incurring expenses from services provided by third party suppliers in connection with a clinical trial and what payments we have to make on our outstanding debt. On April 17, 2006, we completed a private placement of our equity securities for aggregate proceeds of $6,176,000. We believe that the proceeds from such private placement will enable us to continue our operations until approximately August 31, 2006.

After our recent private placement we will still have to obtain additional funds through the sale of our securities to the public and through private placements, debt financing or other, including short-term, loans. We may not be able to secure any additional financing nor may we be able to reach the larger patient population markets of persons with venous stasis ulcers and diabetic foot ulcers, with funds that we may be able to raise. We are also likely to continue to encounter difficulties which are common to development stage companies, including unanticipated costs relating to development, delays in the testing of products, regulatory approval and compliance and competition.

Our capital funding requirements depend on numerous factors, including:

•	the progress and magnitude of our research and development programs;

•	the time involved in obtaining regulatory approvals for the commercial sale of our ORCEL product in its cryopreserved form to treat venous stasis ulcers and, later, diabetic foot ulcers;

•	the costs involved in filing and maintaining patent claims;

•	technological advances;

•	competitive and market conditions;

•	the successful implementation of the agreements we have entered into with Cambrex for manufacturing and sales of our ORCEL product;

•	our ability to establish and maintain other collaborative arrangements and

•	the cost and effectiveness of commercialization activities and arrangements.

Unless we obtain such additional financing we will not be able to continue to operate our business after August 2006. We have no current commitments from any persons that they will provide us with additional financing.

Because of our history of ongoing losses and because we may never generate a profit and our lack of cash or other current assets, we have received an opinion from our independent registered public accountants that there is substantial doubt about our ability to continue as a going concern.

Since our organization in 1991 we have sustained losses each year because, among other reasons, we have had very limited sales of our product. For the quarter ended March 31, 2006, we incurred a net loss applicable to common stockholders of $4,793,894. During the quarter ended March 31, 2006, our current liabilities exceeded our current assets by $36,171,156, and our total liabilities exceeded our total assets by $35,351,739, and we have a deficit accumulated in our development stage of $161,205,615. Included in our current and total liabilities is the $31,544,000 revenue interest obligation to Paul Royalty Fund. Our independent registered public accountants advised us that these factors, among others, raise substantial doubt about our ability to continue as a going concern. Unless we obtain additional financing we will not be able to continue as a going concern.

We have accumulated obligations that we are required, but are unable, to pay currently. This also raises doubt as to our ability to continue as a going concern.

As of June 30, 2006, payment of approximately $1,000,000 of the approximately $1,554,000 we owed to our trade creditors was past due. Of this past due amount $235,500 will be paid in common stock and warrants in accordance with agreements entered into with Cambrex Bio Science of Walkersville, Inc. (“Cambrex”).

While we have arranged for payment of some of our obligations over a period of time, and have to make other payments of past due obligations to our current and ongoing suppliers, our ability to make payments we have agreed to pay and to insure continued receipt of needed supplies, and to continue reducing our past due obligations, will depend on our ability to secure needed financing or our ability to issue equity in satisfaction of certain obligations.

Unless we secure FDA clearance for the sale of ORCEL to treat venous stasis ulcers it will be difficult for us to continue to operate our business.

We completed the treatment and follow-up of 136 patients in our pivotal clinical trial of the use of ORCEL in its cryopreserved form for the treatment of venous stasis ulcers, and in February 2004 we filed our PMA with the FDA to market ORCEL for the treatment of venous stasis ulcers. From February 2004 through March 2005 we responded to various questions from the FDA relating to our pre-market approval application. On April 25, 2005, the FDA advised us that although our cryopreserved ORCEL product showed promise for the effective treatment of venous stasis ulcers, additional clinical data would be required to demonstrate reasonable assurance of ORCEL’s safety and effectiveness before the FDA would clear ORCEL for commercial sales for such treatment. The clinical data from the pivotal trial of 136 patients submitted to the FDA showed that in 60 patients who had typical venous ulcers (defined as those ulcers with partial or full-thickness ulcers in which the wound base is visible and the ulcer extends through the dermis but not into the subcutaneous tissue to fascia, muscle or bone), 59% of the ORCEL treated patients achieved wound closure versus 36% of the patients who received the standard of care treatment. The FDA agreed that data of these 60 patients would be combined with that of the 60 patients to be enrolled in a confirmatory clinical trial and the combined results will be analyzed using Bayesian statistics. We obtained FDA approval for our confirmatory trial protocol in mid July 2005 and began the confirmatory trial in mid August 2005. We completed enrollment for this confirmatory clinical trial in April 2006. When the clinical trial is completed we will work towards obtaining regulatory clearance for commercial sales of cryopreserved ORCEL to treat venous stasis ulcers. We may not obtain FDA clearance for the commercial sale of the cryopreserved form of ORCEL for the treatment of venous stasis ulcers and later for diabetic foot ulcers. Among the factors which may contribute to those findings are a negative assessment of our manufacturing processes, raw materials used in manufacturing our product, our freezing technique, and ORCEL’s clinical results. If we do not obtain FDA clearance for the sale of ORCEL in its cryopreserved form for the treatment of venous stasis ulcers, it may be difficult for us to raise capital to continue our business operations.

Unless we later secure FDA clearance for the sale of ORCEL in its cryopreserved form to treat diabetic foot ulcers our sales of ORCEL will be more limited and thereby limit our ability to earn profits.

Although we have completed an FDA cleared pilot clinical trial for the use of the fresh form of ORCEL for the treatment of diabetic foot ulcers, we do not have the funds available to conduct a pivotal clinical trial for the use of ORCEL in its cryopreserved form for the treatment of diabetic foot ulcers. The cryopreserved form of ORCEL has a shelf life of approximately seven months as opposed to only approximately three days for the fresh form of ORCEL. We expect to initiate patient enrollment after, and if, we receive clearance for the sale of cryopreserved ORCEL in the treatment of venous stasis ulcers. We do not expect to begin the FDA clearance process for a pivotal trial for cryopreserved ORCEL for the treatment of diabetic foot ulcers until we believe that we can secure financing for the conduct of that trial. If we are unable to later obtain FDA clearance for the sale of cryopreserved ORCEL for the treatment of diabetic foot ulcers, our sales of ORCEL will be more limited and thereby limit our ability to earn profits.

Clinical trials for ORCEL are expensive, time consuming and their outcome is uncertain.

Clinical trials are very expensive and difficult to design and implement. The clinical trial process is also time consuming. Before we can obtain regulatory clearance for the commercial sale of any product that we wish to develop, we are required to complete extensive human clinical trials to demonstrate its safety and efficacy. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	delays or inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays in obtaining regulatory approvals to commence a study;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of effectiveness during the clinical trials; or

•	other regulatory delays.

Even if our ORCEL receives regulatory clearance, ORCEL will still be subject to extensive post-market regulation which will result in significant expense to us.

If we receive regulatory clearance for ORCEL, we will also be subject to ongoing FDA obligations and continued regulatory review, such as continued safety reporting requirements, and we may also be subject to additional FDA post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize our product.

If we receive United States regulatory clearance, the FDA may still impose significant restrictions on the indicated uses for which the product may be marketed or impose ongoing requirements for potentially costly post-approval studies. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. The subsequent discovery of previously unknown problems with a product, including adverse medical effects, or problems with the facility where the product is manufactured, may result in restrictions on the marketing of that product, and could include withdrawal of the product from the market. Failure to comply with applicable regulatory requirements may result in:

•	issuance of warning letters by the FDA;

•	fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of marketing licenses;

•	suspension of any ongoing clinical trials;

•	suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	refusals to permit products to be imported or exported to or from the United States;

•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory clearance of our ORCEL or further restrict or regulate post-clearance activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market ORCEL and our business could suffer.

In order to market any products outside of the United States, we and our collaborators must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain clearance in other countries might differ from that required to obtain FDA clearance. The regulatory clearance process in other countries may include all of the risks associated with FDA clearance as well as additional presently unanticipated risks. Regulatory clearance in one country does not ensure regulatory clearance in another, but a failure or delay in obtaining regulatory clearance in one country may negatively impact the regulatory process in others. Failure to obtain regulatory clearance in other countries or any delay or setback in obtaining such clearance could have the same adverse effects associated with regulatory clearance in the United States, including the risk that our product may not be cleared for all indications requested and that such clearance may be subject to limitations on the indicated uses for which ORCEL may be marketed.

Our failure to sell ORCEL on a profitable basis will limit our ability to continue our operations.

To date ORCEL is the only product that we have developed and for which we have conducted human clinical trials. In the event we fail to develop additional products, or if the FDA does not grant us clearance to use ORCEL for the treatment of venous stasis ulcers and later diabetic foot ulcers, or if ORCEL is not favorably received by the medical community or it becomes obsolete, we will be unable to become profitable and we may be required to discontinue our operations.

We may lose our U.S. patents, patent applications and trademarks because of security interests we have granted in them.

See the description of our agreement with Paul Royalty Fund (PRF) in ”Description of Business-Paul Royalty Fund Agreement“ If in the future PRF exercised its right to compel us to repurchase its interest in our revenues and we did not have the funds to do so, PRF could foreclose its security interest in our U.S. patents, patent applications and trademarks and in such event we will have to discontinue our business operations.

We are subject to extensive governmental regulation which increases the costs of manufacturing our product and will thereby negatively impact our ability to earn profits.

Our business is subject to extensive regulation principally by the FDA in the United States and corresponding foreign regulatory agencies in each country in which we intend to sell ORCEL. These regulations affect:

•	Product marketing clearances or approvals;

•	Product standards;

•	Packaging requirements;

•	Design requirements;

•	Manufacturing and quality assurance, including compliance by the manufacturing facility with good manufacturing process requirements, record keeping, reporting and product testing standards;

•	Labeling;

•	Periodic FDA inspections of the facility in which ORCEL will be manufactured;

•	Import and export restrictions; and

•	Tariffs and other tax requirements.

Our need to comply with these regulatory requirements will increase the cost of manufacturing our ORCEL product and negatively impact our ability to earn profits.

The medical community may not accept ORCEL which will prevent us from selling ORCEL and prevent us from continuing our business.

Market acceptance for ORCEL will depend upon a number of factors, including:

•	The receipt and timing of FDA regulatory approvals for use of ORCEL, in its cryopreserved form, for the treatment of venous stasis ulcers and later for diabetic foot ulcers;

•	Acceptance by the medical community of ORCEL for the treatment of the medical conditions that it is intended to treat, the demonstration of its safety and its cost effectiveness; and

•	Securing approval of third parties, such as Medicare and insurance companies, for reimbursement for the cost of ORCEL.

Unless we secure market acceptance for ORCEL we will be unable to sell ORCEL and as a result we will be unable to conduct any business.

Our potential competitors have greater financial, sales and marketing resources than we do so that we may have difficulty in competing against them.

See the description of “Description of Business - Competition”. As there noted, sales of Apligraf are now being made directly by Organogenesis. Organogenesis is substantially larger than we are and has significantly greater resources than we have. The biomedical field is continually undergoing rapid and significant technological changes. Other companies may succeed in developing other products that are more effective than ORCEL. If such new products are accepted by the medical community, or if those products receive FDA clearance for treatment of venous stasis and diabetic foot ulcers before ORCEL does, or if other companies develop products that are more effective than ORCEL, any such developments could impede our ability to continue our operations.

We rely on a limited number of key suppliers to manufacture ORCEL and therefore run the risk of delay in securing needed materials from other suppliers. We also rely on only one distributor to sell ORCEL in the United States, Canada and Mexico and run the risk that such distributor may not successfully market ORCEL.

See the discussion of “Description of Business-Sales and Marketing” and “Description of Business-Production and Supply” where we describe our production and sales distribution agreements with Cambrex and our agreements with other suppliers. If Cambrex does not produce ORCEL at a per unit price well below the price at which we can sell ORCEL in North America we may not be able to continue, or at least would be seriously hampered in continuing, our business operations. Also, any disruption in the supply of corium or collagen matrix or other materials from our current suppliers of such materials would have a significant negative impact on our ability to manufacture and sell ORCEL or at least would cause us delays and additional expenses in the manufacturing of ORCEL.

We depend on our patents and proprietary technology which may not provide us with sufficient protection against technologies used, or which may be used by our competitors. We cannot protect our intellectual property rights throughout the world.

The validity and breadth of claims in medical technology patents involves complex legal and factual questions and, therefore, are highly uncertain. Although we successfully defended challenges to our United States and European patents in the respective patent offices where those patents were issued, those successful defenses do not preclude future challenges in court. We do not know if any of the patents issued to us will be challenged, invalidated or circumvented. Patents and patent applications in the United States may be subject to an interference proceeding brought by the U.S. Patent and Trademark Office, or to opposition proceedings initiated in a foreign patent office by third parties. We might incur significant costs defending such proceedings and we might not be successful. We do not know if any of our patents or any of our pending patent applications or any future patent application of ours that will issue as patents, will provide us with the scope of patent protection that will be enough to exclude competitors. We also do not know that any of our patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by us. We do not know if others have or will develop similar products, duplicate any of our products or design around any of our patents issued or that may be issued in the future. In addition, whether or not patents are issued to us, others may hold or receive patents which contain claims having a scope that covers aspects of our products or processes.

Filing patents on our ORCEL technology throughout the world would be prohibitively expensive. Competitors may use our technology in jurisdictions where we have not obtained patent protection to develop their own products. These products may compete with ORCEL and may not be covered by any of our patent claims or other intellectual property rights.

Patent law outside the United States is also uncertain and many countries are currently reviewing and revising patent laws, particularly with respect to biotechnology and pharmaceutical inventions. The laws of some countries do not protect our intellectual property rights to the same extent as U.S. laws. It may be necessary or useful for us to participate in proceedings to determine the validity of our, or our competitors’, foreign patents, which could result in substantial cost and divert our efforts and attention from other aspects of our business.

We may be subject to product liability claims which we might not be able to pay thereby causing us to discontinue our business.

ORCEL is designed to be used in the treatment of medical conditions and diseases where there is a high risk of serious medical complications, amputation of the leg or death. Although we have obtained product liability insurance coverage in the amount of $3,000,000, such insurance coverage may not be adequate to protect us against future product liability claims. In addition, the cost of obtaining product liability insurance in the future may prevent us from securing such insurance on terms acceptable to us, if at all. Furthermore there can be no assurance that we will avoid significant product liability claims and the attendant adverse publicity. Large product liability claims or other claims with respect to uninsured or underinsured liabilities could make it impossible for us to continue our business operations.

If we lose our key employees we may not be able to continue our business operations.

Messrs. Lipstein and Papastephanou, two of our executive officers, manage our day-to-day operations. The development and production of our product is managed by a wide array of scientific personnel, one of whom we consider to be a key employee. Dr. Melvin Silberklang is our vice president for research and development and our chief scientific officer. The loss of the services of Messrs. Lipstein, Papastephanou, or Silberklang could cause delays in our ongoing business operations, and could have a material adverse effect on our business, results of operations and financial condition. Except for the termination of employment agreements we have entered into with Messrs. Lipstein and Katz we do not have employment contracts with any of our key personnel nor any of our other employees nor do we carry key man insurance policies for any of our employees.

The market price of our common stock may be highly volatile creating greater financial risk for the owners of our common stock.

The market price of our common stock has ranged from $2.10 to $75.00 during the past three years. As of June 30, 2006, we had 6,097,484 shares outstanding. Other factors that may affect the price of our common stock include:

•	our ability to successfully market and sell our ORCEL product,

•	our ability to develop other products for sale,

•	our competitors’ announcements concerning technological innovations,

•	new commercial products or procedures,

•	proposed government regulations,

•	developments or disputes relating to patents, trade secrets or proprietary rights,

•	the following substantial number of additional shares of our common stock we would have to issue; or have recently issued:

• an aggregate of 1,586,298 shares upon conversion of our outstanding Series D convertible preferred stock;

• an aggregate of at least 2,159,111 shares upon conversion of our outstanding Series E convertible preferred stock

• an aggregate of 5,629,398 shares upon the exercise of warrants to purchase the shares of our common stock we granted primarily in connection with financings during the past three years;

• an aggregate of 554,066 shares upon exercise of options we have granted to our employees, and particularly to our executive officers, our directors and to consultants and vendors.

Our largest stockholders may take actions that are contrary to your interests, including selling their stock.

A small number of our stockholders hold a significant amount of our outstanding stock. These stockholders may support competing transactions and have interests that are different from those of our other shareholders. In addition, the average number of shares of our stock that trade each day is generally low. As a result, sales of a large number of shares of our stock by these large stockholders or other stockholders within a short period of time could adversely affect our stock price.

We may have to sell additional equity securities in the future which will dilute the portion of Ortec’s equity owned by our current stockholders.

In addition to a number of private placements of our equity securities in the past 4 years, in the future we will probably have to sell even more shares of our common stock, or other securities convertible into or otherwise entitling the holder to purchase our common stock. In the future we will also issue additional options to purchase our common stock to our employees, our executive officers, and our directors, and to consultants and vendors. All such sales and issuances of our common stock, other equity securities and warrants and options to purchase our common stock, will dilute the portion of our equity owned by our current stockholders.

The price protection provisions of most of our outstanding warrants might prevent increases in the market price of our common stock.

In 2002 and 2003, we granted to the purchasers of our Series B and Series C convertible preferred stock, and to the placement agent and to designees of the placement agent who arranged such preferred stock financings, warrants to purchase our common stock. In the fourth quarter of 2004 and the first quarter of 2005, we granted warrants to purchase our common stock to (a) purchasers of our common stock in the special warrant offering we made in the fourth quarter of 2004 to holders of our Series B-1, B-2 and C warrants, (b) purchasers of our common stock in the private placement we closed on January 5, 2005, and one other purchaser of our common stock later in the first quarter of 2005, (c) to holders of approximately $9.6 million of our promissory notes upon conversion of those notes to shares of our common stock, (d) holders of our Series C preferred stock who exchanged their preferred shares for common stock in the January 5, 2005 private placement, (e) investors who exercised their rights to purchase additional shares of our common stock not later than 45 days subsequent to the January 5, 2005 private placement on the same terms and conditions as the sales in the January 5, 2005 private placement and (f) to the placement agent and its designees who arranged the private placement financing which closed in the first quarter of 2005. In the fourth quarter of 2005, we granted warrants to purchase our common stock to (a) the holders of approximately $3.5 million of our promissory notes upon conversion of those notes to shares of our common stock on October 12, 2005, (b) purchasers of our common stock in the private placement we closed on October 12 and October 31, 2005 and (c) to the placement agent and its designees who arranged the October 2005 private placement financing. In April 2006 we granted warrants (a) to the purchasers of our Series E convertible preferred stock and to the placement agents for that financing, and (b) in our acquisition of Hapto Biotech, Inc. Our Series B-1, B-2, C, E, E PA, F, and F PA, G, and H warrants to purchase the following number of shares of our common stock at the following exercise prices are currently outstanding:

•	11,747 shares at $60.00 per share (the “Series B-1 Warrants”)

•	7,520 shares at $75.00 per share (the “Series B-2 Warrants”)

•	6.800 shares at $54.00 per share (the “Series C Warrants”)

•	254,280 shares at $13.65 per share (the “Series E Warrants”)

•	47,840 shares at $11.85 per share (the “Series E Warrants”)

•	813,902 shares at $0.015 per share (the “Series E Warrants”)

•	183,092 shares at $5.25 per share (the “Series E PA Warrants”)

•	1,162,927 shares at $6.75 per share (the “Series F Warrants”)

•	211,975 shares at $4.50 per share (the “Series F PA Warrants”)

•	200,000 shares at $4.50 per share (the “Series G Warrants”)

•	2,169,111 shares at $7.50 per share (the “Series H Warrants”)

The Series E and F Warrants provide that if we sell shares of our common stock at prices below the exercise prices of those warrants, or issue other securities convertible into, or which entitle the holder to purchase, shares of our common stock, which could result in the sale of our common stock at a price which in effect (taking into consideration the price paid for the convertible security or the warrant or the option) is less than the exercise price of the Series E and F Warrants, then the exercise price of the Series E and F Warrants is reduced by a portion of the difference between the exercise price and the lower price at which the common stock was, or effectively could be, acquired. That percentage by which the exercise price of the Series E and F Warrants could be reduced depends not only on the lower price at which our common stock was, or could be, acquired, but also by the ratio that the number of shares of our common stock that were, or could be, so acquired bears to the total number of shares of our common stock that would be outstanding after such sale of our common stock, or the conversion of securities convertible into, or the exercise of such warrants or options to purchase, our common stock.

Our Series H Warrants provide that the $7.50 per share exercise price will be reduced to the price, if lower, at which we sell our common stock in the future, or the effective cost to the purchaser of our common stock upon conversion of equity securities, or exercise of warrants or options, we may sell or grant in the future.

Such price protection provisions in our Series E, F, and H Warrants could have the effect of limiting any significant increase in the market value of our common stock. However, the Series E and F warrants all have provisions that permit the holders who could acquire the majority of the shares of our common stock issuable upon exercise of all the warrants in that particular series, to waive the price protection provisions for that series.

Although our Series B-1, B-2 and C Warrants contain (for our Series C Warrants) similar or (for our Series B-1 and B-2 Warrants) more severe anti-dilution provisions, our Series B-1, B-2 and C Warrants were amended (in accordance with their terms) to provide that, except in situations not here applicable, the exercise prices would not be reduced below those set forth above.

The closing price for our common stock on July 24, 2006 was $3.00.

Because we do not intend to pay any dividends on our common stock, an investor in our common stock may only realize an economic gain from an increase, if any, in the market price of our common stock.

We have never paid, and have no intentions in the foreseeable future to pay, any dividends on our common stock. Therefore, an investor who purchases our common stock, in all likelihood, will only realize a profit on his investment if the market price of our common stock increases in value.

Termination of employment agreements we have entered into with our executive officers could negatively affect the market price of our common stock because they discourage open market purchases of our common stock by purchasers who might seek to secure control of Ortec.

We have entered into agreements with Messrs. Steven Katz and Ron Lipstein, two of our executive officers, that provide for payments to them in the event that their employment is terminated by us, including “constructive termination” as defined in those agreements. We will pay to Messrs. Katz and Lipstein an amount equal to 2.99 times the average annual compensation paid by us to such person in the five tax years prior to termination of his employment. The agreements also provide that (a) in the event of such termination of employment, the expiration dates of all options and warrants which have been granted to such persons and which expire less than three years after such termination of employment, will be extended so that such options and warrants expire three years after such termination of employment, and (b) that we will reimburse such persons for any federal excise taxes (and for taxes on such reimbursements) payable by such persons because of such termination of employment payments we make to them. The agreements further provide that in the event of the death or disability of of Messrs. Katz or Lipstein, or the voluntary termination by either Messrs. Katz or Lipstein of their employment with us, we will pay to such person an amount equal to the compensation received by such officer from us in the previous twelve months.

Such termination of employment agreements could also discourage persons from making open market purchases of our common stock for the purpose of securing a controlling interest in Ortec.

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic event.

We depend on our collaborators, contractors and vendors and on our laboratories and other facilities for the continued operation of our business. Natural disasters or other catastrophic events, including terrorist attacks, power interruptions, wildfires and other fires, actions of animal rights activists, earthquakes and wars could disrupt our operations or those of our collaborators, contractors and vendors. Even though we believe we carry reasonably adequate business interruption and liability insurance, and Cambrex and our suppliers may carry liability insurance that protects us in certain events, we might suffer losses as a result of business interruptions that exceed the coverage available under our and such other entities’ insurance policies or for which we or such other entities do not have coverage. For example, we are not insured against a terrorist attack. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results.

New laws and regulations affecting corporate governance may impede our ability to retain and attract board members and executive officers, and increase the costs associated with being a public company.

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002. The new act is designed to enhance corporate responsibility through new corporate governance and disclosure obligations, increase auditor independence, and provide tougher penalties for securities fraud. In addition, the Securities and Exchange Commission has adopted rules in furtherance of the act and are considering adopting others. This act and the related new rules and regulations will likely have the effect of increasing the complexity and cost of our corporate governance and the time our executive officers spend on such issues, and may increase the risk of personal liability for our board members, chief executive officer, chief financial officer and other executives involved in our corporate governance process. As a result, it may become more difficult for us to attract and retain board members and executive officers involved in the corporate governance process. In addition, we have experienced, and will continue to experience, increased costs associated with being a public company, including additional professional and independent registered public accountant fees.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the Selling Stockholders of the shares of common stock pursuant to this prospectus which are already owned by them, or which are to be issued to them upon their conversion of shares of any of our Convertible Preferred Stock or when they exercise any of the warrants we granted in equity financings in which we sold shares of our convertible preferred stock if the holders of those warrants use the cashless exercise provisions in those warrants.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock commenced trading on January 19, 1996, under the symbol “ORTC.” The common stock traded on the NASDAQ Small Cap market until August 2002, when it was delisted from the Small Cap market and commenced trading on the National Association of Securities Dealers’ Bulletin Board, where until recently it traded under the symbol “ORTN.OB.” On July 25, 2006, with the completion of a one for fifteen reverse split of our common stock, our common stock commenced trading under the symbol “OTCI.OB” The following table sets forth the high and low sales prices of our common stock as reported by the Bulletin Board for each full quarterly period within the two most recent fiscal years and for the first and second quarters of 2006.

	HIGH	LOW
2006 Quarter
First	$5.70	$2.10
Second	5.25	3.15

2005 Quarter
First	17.85	9.45
Second	13.20	4.05
Third	6.00	3.60
Fourth	5.25	2.55

2004 Quarter
First	53.25	29.25
Second	44.25	30.75
Third	36.00	20.25
Fourth	34.50	13.35

Security Holders

To the best of our knowledge, at July 25, 2006, there were 326 record holders of our common stock. We believe there are more than 1,800 beneficial owners of our common stock whose shares are held in “street name.”

Dividends

We have not paid and have no current plans to pay dividends on our common stock. Under our Agreement with Paul Royalty Fund we agreed not to issue any new debt or equity securities that contain cash dividend or mandatory redemption provisions.

DESCRIPTION OF BUSINESS

Overview

We are a development stage tissue engineering company with core competencies in cell culturing, biology and biomaterials. We have developed a proprietary and patented technology that we call OrCel ® (ORCEL), which is used to stimulate the repair and regeneration of human skin. ORCEL is a two-layered tissue engineered dressing that consists of human derived skin cells, both dermal and epidermal, supported within a porous collagen matrix. The composite matrix is seeded with keratinocytes (epidermal cells) and fibroblasts (dermal cells). When ORCEL is applied to the wound site, it produces a mix of growth factors that stimulates wound closure.

Our primary target patient populations for the use of ORCEL are persons with venous stasis and diabetic foot ulcers, which we believe are large potential markets for the use of ORCEL. We also believe that ORCEL may have applications for cosmetic surgery, and other types of chronic and acute wounds.

We have developed the technology for the cryopreservation of ORCEL without diminishing its effectiveness. Cryopreservation is the freezing of our product to give it an extended shelf life. Currently, ORCEL has a shelf life of no less than seven months, as opposed to only a few days with the non-cryopreserved product. We believe that the longer shelf life will reduce the cost per unit of producing ORCEL as well as provide us with a marketing advantage over non-frozen competitive products.

In 2001, the FDA granted our application for the commercial sale of the fresh form of ORCEL for the treatment of donor site wounds. A donor site wound is created in an area of the patient’s body from which the patient’s skin was taken to cover a wound at another part of such patient’s body. In 2001, the FDA also granted our application for the commercial sale of the fresh form of ORCEL for use on patients with recessive dystrophic epidermolysis bullosa undergoing hand reconstruction, as well as to treat the donor site wounds created during the surgery. Recessive dystrophic epidermolysis bullosa is a condition in which a newborn infant’s skin instantly blisters and can peel off at the slightest touch and leave painful ulcerations and permanent scarring resulting in deformity of the hands and feet.

From December 2001 through December 2002, our gross revenues from the sale of ORCEL, using a limited contracted sales force, were $265,665. We discontinued our sales efforts and the manufacture of fresh ORCEL for commercial sale preferring to use our limited financial resources for the completion of our clinical trial for the use of cryopreserved ORCEL in the treatment of venous stasis ulcers. Based on published information we believe that the use of ORCEL for the treatment of patients suffering from venous stasis ulcers, and of patients suffering from diabetic foot ulcers, each represents a significantly larger potential market than the use of ORCEL for the treatment of donor site wounds or epidermolysis bullosa.

We completed a pivotal clinical trial for the use of ORCEL in its cryopreserved form for the treatment of venous stasis ulcers. Venous stasis ulcers are open lesions on the legs which result from the poor circulation of the blood returning from the legs to the heart. In February 2004, we filed with the Food and Drug Administration (FDA) our application for clearance to market ORCEL for the treatment of venous stasis ulcers. In the process of reviewing our application the FDA requested clarification of the various information provided by us. After a number of meetings we had with the FDA’s staff and additional submissions we made to the FDA, on April 25, 2005 the FDA advised us that although our cryopreserved ORCEL showed promise for the effective treatment of venous stasis ulcers, additional clinical data would be required to demonstrate reasonable assurance of the safety and effectiveness of cryopreserved ORCEL in treating patients with venous stasis ulcers, before the FDA would clear ORCEL for commercial sales for such treatments. The clinical data from the pivotal trial of 136 patients submitted to the FDA showed that in 60 patients who had typical venous ulcers (defined as those ulcers with partial or full-thickness ulcers in which the wound base is visible and the ulcer extends through the dermis but not into the subcutaneous tissue to fascia, muscle or bone), 59% of the ORCEL treated patients achieved wound closure versus 36% of the patients who received the standard of care treatment. The FDA agreed that data of these 60 patients would be combined with that of the 60 patients to be enrolled in a confirmatory clinical trial and the combined results will be analyzed using Bayesian statistics. We obtained FDA approval for our confirmatory trial protocol in mid July 2005 and began the confirmatory trial in mid August 2005. We completed enrollment for the clinical trial in April 2006. When the clinical trial is completed we will work towards obtaining regulatory clearance for commercial sales of cryopreserved ORCEL to treat venous stasis ulcers.

We have deferred conducting a pivotal clinical trial for the use of ORCEL in the treatment of diabetic foot ulcers until after FDA determination of whether we may make commercial sales of cryopreserved ORCEL to treat venous stasis ulcers. We completed a pilot clinical trial for the use of ORCEL, in its fresh, not cryopreserved, form in the treatment of diabetic foot ulcers in the latter part of 2001. The results of that clinical trial showed a 75% improvement over the standard of care as well as a daily healing rate that was twice as fast as the standard of care, for those patients treated with ORCEL. On January

6, 2005, we submitted a modified protocol to the FDA for the conduct of a clinical trial of cryopreserved ORCEL to treat diabetic foot ulcers. In February 2005, the FDA completed a review of our modified protocol and gave us permission to initiate a pivotal trial evaluating cryopreserved ORCEL in the treatment of diabetic foot ulcers. We expect to initiate patient enrollment for the diabetic foot ulcers pivotal clinical trial shortly after receiving FDA clearance for commercial sales of ORCEL in the treatment of venous stasis ulcers. We expect that the diabetic foot ulcers clinical trial will be conducted at up to 25 clinical centers and involve up to approximately 200 patients.

We have a Cell Therapy Manufacturing Agreement with Cambrex Bio Science Walkersville, Inc., a subsidiary of Cambrex Corporation (Cambrex), for Cambrex to produce ORCEL for us in Cambrex’ production facilities in Walkersville, Maryland. Cambrex is experienced in producing cell based medical products such as ORCEL. Having Cambrex produce ORCEL for us alleviated the need for us to build and equip our own production and distribution facility, thus avoiding a large capital outlay, and we believe is otherwise more cost effective for us. We have also entered into a Sales Agency Agreement with Cambrex for Cambrex to be the exclusive distributor of ORCEL in the United States, Canada and Mexico. Our sales agency agreement with Cambrex requires Cambrex to spend $4,000,000 in a sixteen month period to create a dedicated sales force for, and otherwise to arrange for the sale of ORCEL. That agreement also provides us with the major share of revenues from the sale of ORCEL, a dedicated sales force, and an amendment to our Cell Therapy Manufacturing Agreement with Cambrex resulting in a $1,500,000 reduction in the amount we were required to contribute to building a larger production facility. We believe that our production and sales agreements with Cambrex will enable us to begin commercial sales of ORCEL in the United States shortly after, and if, we get clearance from the FDA to begin commercial sales of cryopreserved ORCEL for the treatment of venous stasis ulcers. During 2005, Cambrex further supported our efforts both through a $200,000 investment in our January 2005 private placement and in agreeing to accept 68,667 shares of our common stock and warrants to purchase an additional 103,000 shares of our common stock at an exercise price of $27.00 per share in exchange for approximately $800,000 of production suite charges for the period May through October 2005. Additionally, for the period January through June 2006, Cambrex has agreed to accept 294,694 shares of our common stock and warrants to purchase an additional 73,674 shares of our common stock at an exercise price of $11.25 per share in exchange for approximately $800,000 of production suite charges.

While our immediate focus continues to be the commercialization of our core technology for chronic wounds and wound management, we continue to look at opportunities in which we can leverage our cell culturing biomaterials and regulatory knowledge and expertise to broaden our potential sources of revenue.

Acquisition of Hapto Biotech, Inc.

In October 2004 we entered into a collaboration agreement with Hapto Biotech Inc. (Hapto). Hapto is a privately-held company involved in the field of tissue engineering focused on the development of two proprietary fibrin derived platform technologies: Fibrin Micro Beads (FMB’s) and Fibrin based peptides (Haptides™), which have demonstrated the ability to optimize the recovery, potential delivery and therapeutic value of adult stem cells. Hapto’s research indicates that FMB’s have the ability to efficiently recover adult stem cells from mixed cell populations, as well as allow for their growth, proliferation and potential reimplantation into the patient. Hapto’s research also indicates that Haptides™ have the ability to enhance cell attraction and attachment, as well as effect cellular internalization of macromolecules and nanoparticles, allowing for the potential development of products for the stem cell, tissue regeneration and tissue augmentation, gene therapy and drug delivery markets. The objective of the collaboration entered into in October 2004 was to combine our proprietary collagen biomaterial and know how with Haptides™ to develop a non cellular peptide based collagen biomaterial which could promote the attraction and attachment of healthy cells within the patient’s body in regenerating new tissue or repairing wounds. The collaboration’s pre-clinical animal studies with this biomaterial showed promising results. Based on these promising results and the potential of the FMB’s technology, on December 15, 2005, we executed a non-binding letter of intent to acquire Hapto, and all its fibrin based technology and intellectual property. On April 14, 2006, we completed the acquisition of Hapto after the acquisition was approved by Hapto’ shareholders and we received commitments for over $6,000,000 from a private placement sale of our equity securities. The receipt of such gross proceeds was a condition for the closing of our acquisition of Hapto. For such acquisition we issued to the Hapto shareholders a total of 2,057,334 shares of our common stock and warrants to purchase an additional 200,000 shares at $4.50 per share. The investment banking firm of Rodman & Renshaw, LLC served as our advisor for this acquisition. On April 17, 2006, we completed a private placement sale of our equity securities for aggregate proceeds of $6,176,000.

Research for Hapto’s FMB and Haptide technologies is conducted at Hadassah Hospital facilities in Jerusalem, Israel, pursuant to an agreement between our Hapto subsidiary and Hadasit Medical Research Services & Development Limited, an Israeli company. Under that agreement Hadasit provides the facilities where the research is conducted as well as the services of one of the two senior scientists who have developed the two Hapto technologies. We pay Hadasit a monthly fee and other charges currently at the rate of $17,500 per month for the use of such facilities and the services of that one scientist.

Hapto has not conducted any human clinical trials to determine the safety and effectiveness in using FMB’s or Haptides to treat human medical conditions. Hapto has performed research on the potential use of FMB’s and Haptides in animal tests and in vitro testing and this data has been published. Hapto’s research is conducted in Israel.

We believe that our experience and knowledge in the areas of cell biology, biomaterials and tissue regeneration provide a platform from which we can effectively expand our focus to include the development of stem cell and regenerative medicine products. In anticipation of receiving FDA approval during the next year to begin marketing our ORCEL product for the treatment of venous stasis ulcers, we believe we should identify our future growth opportunities. Adding Hapto’s technologies to our product and technology puts us in the growing field of stem cells and regenerative medicine. We believe Hapto’s technologies and focus present an attractive opportunity for us and our shareholders.

ORCEL

ORCEL is produced from cells derived from infant foreskins obtained during routine circumcisions. The immature, neonatal cells are highly reproductive and provide enhanced proliferation and rapid remodeling of the human skin. We separate the epidermis from the dermis and treat each of these layers to release individual keratinocyte (epidermal) and fibroblast (dermal) cells, which are the primary cellular components of human skin. We grow the fibroblast and keratinocyte cells in cultures in large quantities, then freeze and store them as a cell bank, ready for use. Prior to the use of each cell line, we conduct extensive testing and screening in accordance with current FDA guidelines to ensure that the cells are free of presence of bacterial contaminants, viruses, pathogens, tumorigenicity or other transmittable diseases. We then apply the dermal fibroblast cells to a proprietary, cross-linked bovine collagen sponge to form the dermal layer matrix and we grow the epidermal keratinocyte cells on a separate non-porous layer of collagen. We then incubate and supply this composite matrix with the proper nutrients to allow the cells to multiply and for the fibroblasts to permeate inside and anchor to the porous collagen sponge. The top layers of keratinocyte cells and bottom layers of fibroblast cells in the collagen matrix, together constitute our proprietary ORCEL.

Dr. Mark Eisenberg, a physician in Sydney, Australia, developed our technology. Dr. Eisenberg is a director and one of our founders. He has been involved in biochemical and clinical research at the University of New South Wales in Australia for over twenty-five years, focusing primarily on treating the symptoms of epidermolysis bullosa. In 1987, through his work on epidermolysis bullosa, Dr. Eisenberg first succeeded in growing epidermal layers of human skin, which he successfully applied as an allograft on an epidermolysis bullosa patient. An allograft is a transplant other than with the patient’s own skin. Dr. Eisenberg continued his research which eventually led to the development of ORCEL: a tissue-engineered dressing which consists of both the dermal and epidermal layers.

Government Regulation

We are subject to extensive government regulation. Products for human treatment are subject to rigorous pre-clinical and clinical testing procedures as a condition for clearance by the FDA and by similar authorities in foreign countries prior to commercial sale. Upon the completion of our current confirmatory clinical trial evaluating ORCEL for treatment of venous stasis ulcers we will again submit our PMA application to the FDA to determine whether we may make commercial sales of our product to treat venous stasis ulcers. However, it is not possible for us to determine whether the results from our human clinical trial will be sufficient to obtain FDA clearance.

The FDA Clearance Process

Pursuant to the Federal Food Drug and Cosmetic Act and regulations promulgated thereunder, the FDA regulates the manufacture, distribution and promotion of medical devices in the United States. ORCEL is considered by the FDA to be a medical device and is therefore regulated by the Center for Device and Radiological Health. We must receive pre-market clearance from the FDA for any commercial sale of our product. Before receiving such clearance we must provide proof in human clinical trials of the safety and efficacy of ORCEL. Pre-market clearance is a lengthy and expensive process.

The steps in the FDA clearance process may be summarized as follows:

•

The sponsor (such as Ortec) prepares a protocol which sets forth in detail all aspects of the proposed clinical trial. The information includes the number of patients to be treated, the number of sites (hospitals and clinics) at which the patients in the clinical trial are to be treated, the then current standard of care with which the patients in the control group (in comparable medical condition as the patients to be treated with the medical device which is the subject of the clinical trial) are to be treated, the treatment frequency and the statistical plan that will be utilized to analyze the data derived from the clinical trial.

•

The protocol also has to establish the safety of the use of the medical device to be studied in the trial. Safety can be established in a number of ways. One is by showing the results of use of the medical device in treatments in other clinical trials, in hospital approved treatments elsewhere in the world or by use in animal clinical trials and/or in an FDA cleared “pilot” clinical trial in which far fewer patients are treated than in the definitive “pivotal” clinical trial.

•	The sponsor submits the protocol to the FDA.

•	The FDA staff gives their comments, objections and requirements on the submitted protocol.

•	The sponsor redrafts the protocol and otherwise responds to the FDA’s comments.

•	The sponsor recruits hospitals and clinics as sites at which the patients in the study are to be treated. Such recruitment begins with or prior to the preparation of the protocol.

•	After the FDA clears the protocol the trial sites and the sponsor recruit the patients to be treated in the study.

•

The patients are treated at not more than the number of trial sites specified in the protocol. One half of the patients are treated with the medical device being studied and the other half, the control group, with the then current standard of care for treatment of the same medical condition.

•

The sites follow up each treated patient (for the period and the number of times provided in the FDA cleared protocol) to determine the efficacy of the medical device being studied in the treatment of the medical condition identified in the protocol, as against the efficacy of the standard of care used in the study.

•	The sponsor assists and monitors compliance with the protocol’s requirements in each site’s conduct of the study.

•	The sponsor collects the clinical data of each patient’s treatment and progress from the sites.

•

The data is analyzed by or for the sponsor. The sponsor prepares a report of the results of the study and submits the report and the supporting clinical data to the FDA staff reviewers for their comments and questions.

•	After staff review of the submitted data, the sponsor responds to the FDA’s comments and questions.

•

After completion of its review, the FDA staff may submit a report of the results of the trial to an advisory medical panel consisting of experts in the treatment of the medical condition which the studied medical device is intended to treat.

•

The panel submits its advice as to the efficacy and safety of the device to the FDA official who is the Director of the FDA Division to which the protocol and the results of the pivotal trial were originally submitted. If no advisory panel is required, the FDA staff reviewers submit their recommendation directly to the Division Director.

•

The FDA Division Director is the FDA official who determines whether or not to clear the medical device for commercial sale for treatment of that medical condition. The sponsor may appeal a Division Director’s negative determination through appeal levels within the FDA, up to the Commissioner of the FDA.

•

After FDA clearance the sponsor must submit all labeling information for the medical device to the FDA to make certain that the claims on the label accurately state the uses for which the medical device has been cleared.

We have already discussed our pivotal clinical trial of the use of ORCEL in the study. There were 136 patients that were treated at 19 clinical sites in that study. We are currently completing a confirmatory clinical trial involving 60 patients to further test the safety and efficacy of cryopreserved ORCEL to treat venous stasis ulcers.

Regulatory Strategies

We employ a team of regulatory and clinical professionals, both full time employees and consultants, with extensive knowledge in strategic regulatory and clinical trial planning to support our product development efforts through every stage of the development and FDA clearance process. We also employ persons with extensive knowledge and experience in the marketing and sale of new FDA approved products for treatment of many medical conditions, including experience in securing approval of insurance companies to reimburse their insured patients for the cost of the use of new medical products used in medical treatments. We have secured approval for Medicare payments for the use of ORCEL under Medicare’s Outpatient Prospective Payment System (OPPS) for approximately $1,100 per unit of ORCEL. This approval covers the use of ORCEL in hospitals, other hospital-owned facilities and for hospital outpatient treatment. However, we will still need to secure the approval of Medicare designated contractors in different parts of the country for approval of the different medical conditions for which Medicare reimbursement of the use of ORCEL will be made. We can only secure that further approval after we have received FDA clearance for use of ORCEL for the treatment of that medical condition. We will also seek to secure approval for private health insurance providers’ reimbursement for the cost of ORCEL. We believe that securing Medicare reimbursement approval for ORCEL will be of significant assistance to us in securing reimbursement approval by private health insurance companies.

Sales and Marketing

As noted above, our business strategy is to combine our efforts with Cambrex for the production and commercial sale of ORCEL. On October 18, 2004, we entered into a Sales Agency Agreement with Cambrex, providing for Cambrex to be the exclusive sales agent in the United States for our ORCEL product or any other future bi-layered cellular matrix product of ours for the treatment of venous stasis ulcers, diabetic foot ulcers or any other therapeutic indication for dermatological chronic or acute wound healing. The agreement is for a period of six years beginning sixty days after we receive clearance from the FDA for the commercial sale of ORCEL for the treatment of venous stasis ulcers. The agreement requires us to pay commissions to Cambrex ranging from initially at 40% of net sales and decreasing to 27% of net sales as the amount of sales increases. The agreement requires Cambrex to spend $4,000,000 for marketing efforts during the sixteen-month period after the FDA clears our sale of ORCEL for the treatment of venous stasis ulcers.

Cambrex had the right to terminate the agreement if we did not receive FDA clearance for commercial sale of ORCEL for the treatment of venous stasis ulcers by April 1, 2005 and has the right to terminate if for any period of six consecutive months beginning in 2007, sales are less than 9,000 units. We may terminate the agreement if sales of ORCEL are less in any twelve month period than amounts targeted in the agreement for that period (ranging from 10,000 units in the first twelve month period to 100,000 units in the sixth twelve month period). Although we did not receive FDA clearance by April 1, 2005, we have received no indication from Cambrex that they plan to terminate our agreement. During 2005, as noted earlier, Cambrex made equity investments in cash, and or in exchange for services, of approximately $1,000,000. Additionally, in 2006 Cambrex agreed to accept our common stock and warrants in exchange for an additional approximate $800,000 of production suite charges.

Concurrent, and in connection with the Sales Agency Agreement, we entered into a License Agreement pursuant to which we licensed certain intellectual property rights to Cambrex. We also entered into a Security Agreement with Cambrex to secure the performance of our obligations under the Manufacturing, License, and Sales Agreement. The secured collateral consists of all accounts, cash, contract rights, payment intangibles, and general intangibles arising out of or in connection with the sale of products pursuant to the sales agreement and/or license agreement. The lien and security interests under this security agreement are subordinate and junior in priority to the perfected lien and security interest we granted to Paul Royalty Fund under the Paul Royalty Security Agreement.

In October 2003, we entered into an exclusive License Agreement with Teva Medical Limited, a subsidiary of Teva Pharmaceutical Industries Ltd. (Teva) for the sales and marketing of our ORCEL product in Israel. This ten-year agreement, beginning on the date the product is launched for marketing in Israel, requires Teva to seek regulatory and reimbursement approval for ORCEL in Israel. We received an upfront payment of $50,000 in 2003 which we recorded as deferred income. We will receive an additional $50,000 within thirty days of grant of reimbursement approval in Israel, and another $100,000 within 30 days of attainment of aggregate net sales of $3,000,000 in Israel within any period of twelve consecutive calendar months. The agreement also provides for ORCEL pricing and terms of payment. Additionally Teva will pay us royalties of 10% of net sales in Israel up to $5,000,000 per annum. If sales are in excess of $5,000,000 annually Teva will pay us 10% on the first $5,000,000 of sales in Israel and a 20% royalty on sales above $5,000,000 in Israel. As of June 1, 2006, regulatory and reimbursement approval have not been achieved.

Production and Supply

On October 29, 2003, we entered into an agreement commencing November 1, 2003, with Cambrex for Cambrex to manufacture ORCEL in its Walkersville, Maryland facilities. The Cambrex manufacturing facility is required to meet FDA’s good manufacturing processes standards. Cambrex is experienced in the manufacture of cell-based medical products such as our ORCEL. On October 18, 2004, in connection with our Sales Agency Agreement with Cambrex, we amended certain terms of this manufacturing agreement.

Our manufacturing agreement with Cambrex requires us to currently pay Cambrex $132,613 per month, or approximately $1,591,350 per year, for the use of a Cambrex production facility in Walkersville, Maryland. The payments we will make to Cambrex will increase to $175,000 monthly, or $2,100,000 per year, if we require Cambrex to build us a larger production facility to meet our requirements for the production of ORCEL. Such annual payments include some services and overhead expenses provided and paid for by Cambrex. These annual payments we are required to make increase 3% per annum on the anniversary of the commencement date. We are required to pay 50% of the cost of the construction of that larger production facility up to a maximum payment by us of $1,000,000 (up to $2,500,000 if we terminate our Sales Agency Agreement with Cambrex). However, the amount we contribute to the construction of that larger facility will be repaid to us by credits against a portion of the future annual payments and of certain other payments we are required to make to Cambrex after the larger facility is in use. We are also required to pay specified hourly charges for the Cambrex employees engaged in the production of ORCEL as well as certain other charges. After construction of the larger production facility we are required to acquire from Cambrex virtually all of our requirements for ORCEL that Cambrex can produce. Prior to our election to have Cambrex construct the larger production facility for us, either we or Cambrex may terminate the agreement on six months notice by us and twelve months notice by Cambrex. If we elect to have Cambrex construct the larger production facility for us the agreement will continue for six years after the larger production facility is constructed. However, even after such construction we and Cambrex may elect to scale down over the following three years the portion of our requirements for ORCEL that Cambrex will produce for us. We may elect the scale down period at any time after one year after the larger production facility is constructed and in operation in which event there are additional payments we must make to Cambrex. If we elect the scale down period after one year we must pay Cambrex $2,625,000 and if we elect the scale down period after two years we must pay Cambrex $1,050,000. If we elect the scale down periods in either of those two years, we forfeit our right to receive any further credits (up to the amount of our contribution to the cost of the larger production facility) against payments we are thereafter required to make to Cambrex. Either Cambrex or we may elect the scale down period later than three years after that facility is in operation and neither of us will be required to make any additional payments to the other because of that election.

If after the construction of the larger production facility, we breach a material term of our agreement with Cambrex, or elect to terminate the agreement, we will have to pay Cambrex the following amounts:

If termination occurs after the following anniversary of the construction of the larger production facility	Amount of Payment

6 years	$1,050,000
5 years, but less than 6 years	1,575,000
4 years, but less than 5 years	2,625,000
3 years, but less than 4 years	3,675,000
2 years, but less than 3 years	5,250,000
1 year, but less than 2 years	6,300,000

In addition, upon such termination we will forfeit our right to receive any further credits (up to the amount of our contribution to the cost of the larger production facility) against future payments we may have to make to Cambrex.

The raw materials that we use to manufacture ORCEL come from a limited number of suppliers. We currently purchase collagen corium, a component of the collagen matrix in ORCEL, from a single supplier but we are in the process of securing a secondary source of supply for that item. The collagen matrix used in ORCEL is manufactured for us to our specifications by another supplier, and we are in the process of identifying a secondary source for collagen matrix also. On December 30, 2004 we entered into a two-year supply agreement with the manufacturer of the collagen matrix. We agreed to purchase a minimum of 3,500 units of finished collagen sponges within the first twelve-month period. The value of such commitment is approximately $200,000. Such commitment was not achieved in 2005 and we were released from any resulting liability by the supplier. We also agreed that subsequent to a written notification from the FDA clearing us to sell ORCEL commercially for treatment of venous stasis ulcers we will provide such supplier projections for one or more subsequent quarters and the parties will be obligated to purchase and sell those projected amounts. While there may be other sources from where we could purchase such materials, a disruption in the supply chain for any of those materials would have a significant negative impact on our ability to manufacture and sell ORCEL and in any event would likely cause us delays and additional expenses in the manufacturing of ORCEL.

During 2004 we also announced an agreement with ES Cell International Pte, Ltd (ESI) to collaborate in the development of ESI’s human Embryonic Stem Cell (hES) derived cell therapy products. Under the terms of the agreement, we will supply ESI with human skin cells generated from cell lines developed and manufactured by us for our ORCEL product. We have conducted extensive testing for viruses of the cells we are providing to ESI in accordance with FDA guidelines. ESI will use the cells we provide in research and development and in commercialization of their stem cell products. Under the terms of the agreement, we have received upfront payments and may receive additional payments on the achievement of milestones in ESI’s human hES cell derived cell therapy programs. The agreement also provides for payment of royalties to us from future commercial sales of ESI’s cell therapy products.

Competition

We are aware of several companies that are actively engaged in the research and development of products for the repair and regeneration of skin. There are currently three primary and distinct approaches to the repair and regeneration of skin: the acellular (no cell) approach, including the use of cadaver based products; the cell-based unilayered (epidermal or dermal cell) approach, and the cell-based bi-layered (epidermal and dermal cell) approach. A cell-based approach makes use of human donor cells. The approach we believe to be the most advanced and effective is the cell-based bi-layered approach. The production of ORCEL consists of a top layer of epidermal cells and a bottom layer of dermal cells in a collagen matrix, that is a bi-layered approach utilizing donor cells.

There are many products available for treating skin wounds. However, as already noted, we believe that the use of donor cells delivered to the wound on a matrix is the most effective process for healing skin wounds and in particular hard to heal skin wounds. Therefore, we believe that only products using donor cells placed on a matrix will compete with ORCEL.

We consider the Apligraf product manufactured by Organogenesis, Inc. to be our principal competitor. Apligraf is an FDA cleared product using human dermal and epidermal cells (bi-layered) placed on a matrix, for the treatment, of both venous stasis and diabetic foot ulcers. The Apligraf product is not cryopreserved and has reported it has a shelf life of 10 days. Organogenesis, Inc. is a private company that markets and sells their own product. Although financial information has to our knowledge not been publicly disclosed we believe Organogenesis has greater resources than we have.

The biomedical field is continually undergoing rapid and significant technological changes. Other companies may succeed in developing other products that are more effective than ORCEL. If such new products are accepted by the medical community, or if those products receive FDA approval for treatment of venous stasis and diabetic foot ulcers before ORCEL does, or if other companies develop products that are more effective than ORCEL, any such developments could impede our ability to continue our operations.

We believe that our Haptides product will regenerate human tissues for wound healing. Currently there are commercial applications of certain materials that are sold by a number of companies and are used as dermal fillers for cosmetic purposes and as dental fillers used to try to regenerate the patient’s dental structure to be available for dental implants. We believe that our Haptides, in addition to regenerating human tissues for wound healing, will also enhance the use of those other materials as dermal fillers and as dental fillers.

Our FMBs are designed to extract therapeutic stem cells from blood as well as from fat and from bone marrow. Cytori Therapeutics, Inc., a San Diego based company, is currently conducting a clinical trial using stem cells extracted from fat tissue for orthopedic repairs. Aastrom Biosciences, Inc., also an American based company, is also conducting a clinical trial using stem cells and progenitor cells extracted from bone marrow for orthopedic repairs. We believe that our FMB technology will secure stem cells with greater potential for therapeutic applications. To our knowledge there are currently no commercial sales of therapeutic stem cells used for therapeutic applications.

Patents and Proprietary Rights

We have four United States patents, one European patent covering thirteen countries, and ten patents in ten other countries, issued. We also have one United States and eight international patent applications (filed under the Patent Cooperation Treaty) pending for our technology and processes:

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The first of these patents covers the structure of ORCEL. It is an epidermal layer of cultured epidermal cells and a bilayered collagen sponge structure that includes a layer of highly purified, non-porous collagen on top of a porous cross-linked collagen sponge containing cultured dermal cells. This patent expires on February 1, 2011. This is also the technology covered by the European and other foreign patents which have been issued to us. These foreign patents also expire in 2011.

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Another United States patent provides for the extension of the use of the collagen sponge structure described above which may contain cells other than epidermal and/or dermal cells, such as cells for regenerating such organs and tissues as heart muscle, blood vessels, ligaments, cartilage and nerves. This patent also expires on February 1, 2011. We have not performed, nor are we planning to perform in the near future, any clinical trial using our platform technology for use of donor cells other than epidermal and dermal cells.

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Another United States patent covers a manufacturing process which, when implemented, can reduce the cost of producing ORCEL. This new manufacturing process creates an improvement over our collagen structures described above in that a third layer of collagen which is hospitable to cell growth is deposited on the non-porous collagen layer. This patent expires on December 28, 2020.

•	Our fourth United States patent covers a process for the cryopreservation of ORCEL. This patent expires on December 26, 2021.

•	We have filed a divisional patent application of the cryopreservation process patent to add claims to cover the cryopreserved form of ORCEL.

In connection with our recent acquisition of Hapto the FMB’s and Haptides™ are covered under various patent applications.

FMB’s are derived from fibrinogen through a specific chemical process and provide a matrix for cell growth and transfer. The FMB technology is covered by five US patents and one Australian patent. There are also corresponding European, Japanese and Canadian applications in the prosecution phase.

•	The first USA patent, entitled “Fibrin Microbeads Prepared from Fibrinogen, Thrombin and Factor VIII,” covers a method for producing fibrin microbeads. This patent expires on September 19, 2017.

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The second USA patent, entitled “Fibrin Microbeads Prepared from Fibrinogen, Thrombin and Factor VIII for Binding Cells”, covers FMBs prepared by a certain method, a composition including cells that are bound to such FMBs and a method for culturing cells on such FMBs. This patent expires on September 15, 2018.

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The third USA patent, entitled “Fibrin Microbeads and Uses thereof”, covers a method for separating cells that bind to FMBs from cell culture, a method for transplanting such cells into a patient and a method for engineering human tissues. This patent expires on October 25, 2022. A corresponding patent has been granted in Australia and corresponding applications are pending in Canada, Europe and Japan.

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The fourth USA patent, entitled “Fibrin Nanoparticles and Uses thereof”, covers isolated fibrin nanoparticles having a mean diameter of 200-2000 nm and a method for preparing the fibrin nanoparticles. This patent expires on August 30, 2021. Corresponding applications are pending in Canada, Europe, Japan and Australia. There is also a USA pending application directed to a composition comprising fibrin nanoparticles and an agent.

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The Fifth USA patent, entitled “Fibrin Applicator Pistols”, covers an applicator that can simultaneously deliver two component solutions, fibrinogen and thrombin at precise ratios and provides a method for delivering either as a spray or endoscopically FMB suspended within one of the solutions. This patent expires on March 27, 2022.

Haptides™ are synthetic peptides that mimic the mechanism of cell attachment to fibrinogen. These haptotactic (cell binding) peptides can be coated to scaffolds and devices and could also be used for drug delivery and for gene therapy. In Australia, one patent has been granted and another patent has been allowed. In the USA, an allowance of claims on a USA patent covering the Haptide technology was received in May 2006 and two patent applications are in the prosecution phase in the USA, Europe and PCT countries.

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The first family of applications, entitled “Novel peptides”, covers a group of novel peptides homologous to a portion of Fibrinogen, which retains certain desired properties of the entire fibrinogen molecule including cell adhesive effects. One patent has been granted in Australia and corresponding applications are pending in Canada, Europe, Israel and Japan.

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Another USA application, entitled “Novel Haptotactic Peptides”, to receive allowance of claims in May 2006 covers a novel peptide homologous to a specific portion of Fibrinogen and such peptide retains certain properties of the fibrinogen molecule including cell adhesive effects. .

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There are is another family of patents, entitled “Novel Haptotactic Peptides”, that discloses novel peptide sequences homologous to the known fibrinogen derived haptotactic peptides Cb and CaE. The novel peptides are derived from proteins related to fibrinogen and which possess cell attraction activity. One patent has been allowed in Australia and patent applications covering these peptides are pending in the USA, Canada, Europe, Israel and Japan.

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Another family of patents, entitled “Liposomal Compositions Comprising Haptotactic Peptides and uses thereof “ have been filed. These patents relate to liposomal compositions comprising peptides that elicit cell attachment responses and are internalized by cells and that are capable of enhancing the uptake of liposomes by cells. This invention can be used in pharmaceutical and cosmetic compositions. These patent applications are pending in the USA, Europe, Israel and Japan

Despite such patents our success will depend, in part, on our ability to maintain trade secret protection for our technologies.

We successfully defended challenges by Organogenesis to our United States patent and by Advanced Tissue Sciences to our European patent in the respective patent offices where those patents were issued. However, those successful defenses do not preclude future challenges in court. We do not know if any of the other patents issued to us will be challenged, invalidated or circumvented. Patents and patent applications in the United States may be subject to interference proceedings brought by the U.S. Patent and Trademark Office, or to opposition proceedings initiated in a foreign patent office by third parties or to re-examination proceedings in the United States. We might incur significant costs defending such proceedings and we might not be successful.

The validity and breadth of claims in medical technology patents involves complex legal and factual questions and, therefore, are highly uncertain. We do not know if any pending patent applications or any future patent application will issue as patents, that the scope of any patent protection obtained will be enough to exclude competitors or that any of our patents will be held valid if subsequently challenged in court proceedings. We do not know if others have or will develop similar products, duplicate any of our products or design around any of our patents issued or that may be issued in the future. In addition, whether or not patents are issued to us, others may hold or receive patents which contain claims having a scope that covers aspects of our products or processes.

Several of our competitors have been granted patents, including those granted to Organogenesis and Advanced Tissue Sciences, Inc., relating to their particular skin technologies which also utilize donor cells on a collagen sponge matrix. To that extent they may be considered similar to our ORCEL technology.

Paul Royalty Fund Agreement

In August 2001 and in 2002, we entered into agreements with Paul Royalty Fund, L.P. (PRF) pursuant to which we agreed in consideration of PRF paying us $10,000,000, to pay to PRF 3.33% of the end user sales prices paid for our ORCEL product in the United States, Canada and Mexico through the period ending in 2011. Such percentage interest in our revenues in those three countries may be adjusted upward or downward based on the volume of sales to end users of ORCEL in those three countries. As security for the performance of our obligations to PRF, we have granted PRF a security interest in all of our U.S. patents, patent applications and trademarks. Our agreement with PRF provides that in certain events PRF may, at its option, compel us to repurchase the interest in our revenues that we sold to PRF for a price equal to the $10,000,000 PRF paid us plus an amount that would yield PRF a 30% per annum internal rate of return on its $10,000,000 investment. Among the events that would entitle PRF to compel us to repurchase its interest in our revenues at that price is if we are insolvent or if we are unable to pay our debts as they become due. Our agreement with PRF provides that in determining such insolvency any amount we owe to PRF is excluded in calculating our net worth (or negative net worth). In addition, although we are currently trying to manage our debt we are not paying our debts as they become due. As defined in our agreement with PRF we are currently insolvent. As a result of this insolvency our obligation under the revenue interest assignment is stated at $33,676,000, the amount PRF could compel us to repurchase their revenue interest at June 30, 2006. If PRF exercised its right to compel us to repurchase its interest in our revenues and we did not have the funds to pay the purchase price, PRF could foreclose its security interest in our U.S. patents, patent applications and trademarks and in such event we may have to discontinue our business operations. Although PRF has had the right for a long period of time to compel us to repurchase its interest in our revenues to date it has not exercised that right.

The agreement with PRF is more fully described in Note 10 of the accompanying December 31, 2005 financial statements. As described in Note 10, in accordance with accounting promulgated by Statements of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (SFAS 15) even if we are no longer insolvent as long as our future cash payments relating to the revenue interest assignment obligation are indeterminate, the revenue interest assignment obligation would remain at the value that achieves the 30% internal rate of return for PRF through the last date of our insolvency. We believe that it is highly improbable we will ever owe PRF the amount of this obligation.

SFAS 15 allows debtors that can predict with certainty the absolute amounts of future cash flow payments to record an immediate gain if the maximum future cash payments are less than the carrying amount of the obligation. In the case where the future cash payments are indeterminate, as ours are considered, the gain is not recognized until the end of the term of the outstanding debt, December 31, 2011, or upon termination. We estimate that we would need to achieve a North American sales level of approximately $1,321,000,000 during the approximate remaining five sales years under the revenue interest assignment agreement to offset the principal balance of the $33,676,000 revenue interest obligation. We are prohibited by SFAS 15 from making a reasonable estimation of our future sales to assess the amount of our future debt payments and therefore are precluded from reducing the liability and recognizing a gain at this time. We believe we will likely record a gain on the revenue interest assignment obligation to PRF in 2011 or upon termination, if sooner.

Research and Development Expenses

Research and development expenses consist primarily of salaries; amounts paid to Cambrex, facility costs and laboratory supplies. Research and development expenses were $7,535,532 for the year ended December 31, 2005, compared to $7,139,733 for the year ended December 31, 2004.

Compliance with Environmental Regulations

We are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Controlled Substances Act and other present and potential future federal, state or local regulations. Our research and development programs involve the controlled use of hazardous materials, chemicals, biological materials and various radioactive compounds.

Although we believe that our operations comply in all material respects with applicable environmental laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and the extent of that liability could exceed our resources. Our compliance with these laws and regulations did not, and is not expected to, have a material effect upon our capital expenditures, earnings or competitive position.

Although our operations in Israel are subject to Israeli environmental laws and regulations, all our activities in Israel are performed at Hadassah Hospital’s facilities in Jerusalem and we rely upon Hadassah Hospital’s compliance with Israeli environmental laws and regulations.

Employees

We presently employ 34 people on a full-time basis, including four executive officers in our offices and facilities in New York City. We also have five part-time employees. We presently employ two people on a full time basis and one person on a part time basis in Israel. One of our employees in Israel is a scientist who is employed to develop our FMB and Haptide technologies. Another scientist who also works on the development of those technologies is employed by, and his services are provided by, Hadasit Medical Research & Development Services.

Description of Property

Pursuant to a lease which expires December 31, 2007, we occupy an aggregate of approximately 14,320 square feet of space in Columbia University’s Audubon Biomedical Science and Technology Park in New York City, for laboratory and office space. We use our laboratories for assay development, wound healing research, biomaterial development, bioprocess development, histology, quality assurance testing and for two clean rooms where we produce ORCEL. Rent for the entire 14,320 square feet is $60,860 per month.

PLAN OF OPERATION

We are a development stage enterprise which had no operating revenue prior to December 2001. During 2001, we received Food and Drug Administration approval for the use of the fresh form of our ORCEL product for the treatment of patients with recessive dystrophic epidermolysis bullosa and for donor sites in burn patients. We began marketing and selling our product for use on patients with one of these indications using a contract sales organization. Our sales and marketing efforts were active only for a brief period and accordingly our revenues were not significant. We terminated our sales efforts and elected to focus our attention on completing development of a cryopreserved form of our product for treatment of chronic wounds affecting larger populations. As a result, we completed a clinical trial during 2003 for the use of the cryopreserved form of ORCEL to treat venous stasis ulcers and filed an application for pre-market approval (PMA) with the FDA in February 2004. In a letter dated April 25, 2005, although the FDA concluded that cryopreserved ORCEL showed promise for the effective treatment of venous stasis ulcers, the FDA determined that additional data would be necessary to confirm cryopreserved ORCEL’s effectiveness and safety treating venous stasis ulcers. The clinical data from the pivotal trial of 136 patients submitted to the FDA showed that in 60 patients who had typical venous ulcers (defined as those ulcers with partial or full-thickness ulcers in which the wound base is visible and the ulcer extends through the dermis but not into the subcutaneous tissue to fascia, muscle or bone), 59% of the ORCEL treated patients achieved wound closure versus 36% of the patients who received the standard of care treatment. The FDA agreed that data of these 60 patients would be combined with that of the 60 patients to be enrolled in a confirmatory clinical trial and the combined results will be analyzed using Bayesian statistics. We obtained FDA approval for our confirmatory trial protocol in mid July 2005 and began the confirmatory trial in mid August 2005. We completed enrollment for this confirmatory clinical trial in April 2006. Our plan of operation for the next twelve months is to complete such confirmatory clinical trial and continue to work towards obtaining regulatory clearance for commercial sales of cryopreserved ORCEL to treat venous stasis ulcers. In the interim, we are working with Cambrex Bio Science Walkersville, Inc., a subsidiary of Cambrex Corporation (Cambrex) to limit expenditures under our manufacturing agreement primarily to those which are essential for conducting the confirmatory trial. Together, we are working on process improvements that we expect will drive down the cost of producing ORCEL as we plan for the potential commercialization of our product. In February 2006, Cambrex assisted us financially by once again agreeing to accept our common stock and warrants in exchange for approximately $800,000 of production suite charges to be incurred during the first half of 2006.

We have deferred conducting a pivotal clinical trial for the use of ORCEL in the treatment of diabetic foot ulcers until after FDA determination of whether we may make commercial sales of cryopreserved ORCEL to treat venous stasis ulcers. We completed a pilot clinical trial for the use of ORCEL, in its fresh, not cryopreserved, form in the treatment of diabetic foot ulcers in the latter part of 2001. The results of that clinical trial showed a 75% improvement over the standard of care as well as a daily healing rate that was twice as fast as the standard of care, for those patients treated with ORCEL. On January 6, 2005, we submitted a modified protocol to the FDA for the conduct of a clinical trial of cryopreserved ORCEL to treat diabetic foot ulcers. In February 2005, the FDA completed a review of our modified protocol and gave us permission to initiate a pivotal trial evaluating cryopreserved ORCEL in the treatment of diabetic foot ulcers. We expect to initiate patient enrollment for the diabetic foot ulcers pivotal clinical trial shortly, if and after receiving FDA clearance for commercial sales of ORCEL in the treatment of venous stasis ulcers. We expect that the diabetic foot ulcers clinical trial will be conducted at up to 25 clinical centers and involve up to approximately 200 patients.

In the past twelve months, in anticipation of commercialization of ORCEL, our operations were focused towards finalizing the ORCEL production process at Ortec and transferring the commercial manufacturing operations to Cambrex. During this time we enhanced and validated the ORCEL production process in our laboratory facilities allowing for the transfer of the production process and full validation at Cambrex. Work was also ongoing in the area of process development to improve the consistency, increase the scale and reduce the cost of producing ORCEL. To increase scale and reduce the cost of producing ORCEL, we developed a cell factory process to provide for the ability to accomplish larger scale cell expansion which will facilitate the production of additional cell inventory. Development efforts were also ongoing to improve the process, and reduce the cost of producing our collagen sponge matrix, which included developing a prelaminated sponge and finding alternative sources of supply of bovine hide collagen and various grades of sponges that could provide new business opportunities. We validated several assay methods used to qualify incoming raw materials and to monitor both the ORCEL production process and the final ORCEL product, all required by the FDA. Other manufacturing cost reduction projects may be delayed, or may be accomplished in collaboration with Cambrex. Preliminary discussions with Cambrex have taken place with respect to the transfer of our cell expansion processes as well as co-development of other cost reduction and increased production projects. The costs associated with these projects will be negotiated with Cambrex.

The following is a listing of the projected development activities on which we expect to focus during the next twelve months:

•	Transfer to Cambrex of a process which doubles the ORCEL production lot size,

•	Production and expansion of cell inventory,

•	Completion of prelaminated sponge project,

•	Completion of development of the cell factory project,

•	Completion of all FDA required tests and validations, and

•	Validation of “BSE-free” collagen.

Additionally we plan to:

•	Expand our focus to application of our technologies to opportunities in regenerative medicine such as stem cells, wound healing, and cosmetic tissue augmentation;

•	Further develop our newly acquired Fibrin Micro Beads and Haptides™ technologies (see next section);

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Explore opportunities where we can use our FDA approved facility, cell culturing biomaterials and regulatory knowledge and expertise as an income source or to secure interests in other companies’ biotechnology products or in their business operations;

•	Examine potential licensing opportunities for use of our biomaterials in other tissue engineering applications;

•	Pursue co-development opportunity using growth factor media in development of cosmeceutical products, and

•	Submit proposals to the appropriate agencies for the purpose of securing available research grants.

We may invest approximately $125,000 for equipment which will allow us to expand our collagen sponge manufacturing capacity.

We expect that the above projects will require our current level of staffing. We periodically review and adjust our staffing levels and operational expenses for maximum efficiency. We do not presently expect any significant changes in personnel in 2006.

Acquisition of Hapto Biotech

On December 15, 2005 we executed a non-binding letter of intent to acquire Hapto Biotech (Hapto), a privately-held company involved in the field of tissue engineering focused on the development of two proprietary fibrin derived platform technologies: Fibrin Micro Beads (FMB’s) and Fibrin based peptides (Haptides™), which have demonstrated the ability to optimize the recovery, potential delivery and therapeutic value of adult stem cells. Hapto’s research indicates that FMB’s have the ability to efficiently recover adult stem cells from mixed cell populations, as well as, allow for their growth, proliferation and potential reimplantation into the patient. Hapto’s research also indicates that Haptides™ have the ability to enhance cell attraction and attachment, as well as effect cellular internalization of macromolecules and nanoparticles, allowing for the potential development of products for the stem cell, tissue regeneration and tissue augmentation, gene therapy and drug delivery markets. Hapto has not conducted any human clinical trials to determine the safety and effectiveness in using FMB’s or Haptides™ to treat human medical conditions. Hapto has conducted research on the potential use of FMB’s and Haptides™ in animal tests and in vitro testing, both conducted in Israel.

We closed our acquisition of Hapto on April 14, 2006. We believe that due to the early stages of the development of Hapto’s technology, that the Hapto assets we acquired do not constitute a business. For such acquisition we issued a total of 2,057,334 shares of our common stock to the Hapto shareholders and granted them warrants to purchase an additional 200,000 of our common shares at $4.50 per share. Based on the market price of our common stock on April 14, 2006, and valuing the warrants using the Black Scholes formula, the value of the shares and warrants we issued to Hapto’s shareholders is approximately $10,100,000. The purchase price will be allocated to in-process research and development costs, and accordingly, expensed immediately. The investment banking firm of Rodman & Renshaw, LLC (R&R) acted as our advisor in this acquisition. R&R received three-year warrants to purchase 266,667 shares of our common stock at $4.50 per share for their advisory services.

Other Liquidity Matters

Our agreement with Paul Royalty Fund (PRF) provides that in certain events PRF may, at its option, compel us to repurchase the interest in our revenues that we sold to PRF for a price equal to the $10,000,000 PRF paid us plus an amount that would yield PRF a 30% per annum internal rate of return on its $10,000,000 investment. Among the events that would entitle PRF to compel us to repurchase its interest in our revenues at that price is if we are insolvent or if we are unable to pay our debts as they become due. Our agreement with PRF provides that in determining such insolvency any amount we owe to PRF is excluded in calculating our net worth (or negative net worth). In addition, although we are currently trying to manage our debt we are not paying our debts as they become due. As defined in our agreement with PRF we are currently insolvent. As a result of this insolvency our obligation under the revenue interest assignment is stated at $33,676,000, the amount to provide PRF with a 30% internal rate of return on its $10,000,000 investment, and the amount PRF could compel us to pay to repurchase their revenue interest at June 30, 2006. As of June 30, 2006 we were considered insolvent and therefore were required to record as an obligation we owe PRF the amount to provide PRF with a 30% internal rate of return on its $10,000,000 investment. If in the future PRF exercised its right to compel us to repurchase its interest in our revenues (which PRF has not done so far although it has had a right to do so for a number of years) and we did not have the funds to do so, PRF could foreclose its security interest in our U.S. patents, patent applications and trademarks and in such event we may have to discontinue our business operations. Outside of a repurchase event, more fully explained in Note 10 of our consolidated financial statements for the year ended December 31, 2005, PRF would be entitled to the applicable royalty percentages of our future revenues in North America. We estimate that we would need to achieve a North American sales level of approximately $1,321,000,000 during the approximate remaining five sales years under the revenue interest assignment agreement to offset the principal balance of the $33,676,000 revenue interest obligation. We are prohibited by SFAS 15 from making a reasonable estimation of our future sales to assess the amount of our future debt payments and therefore are precluded from reducing the liability and recognizing a gain at this time. We believe we will likely record a gain on the revenue interest assignment obligation to PRF in 2011 or upon termination, if sooner.

We will need to secure additional financing for the approximately $875,000 of expenses we are currently incurring on a monthly basis. The amount of cash we consume each month fluctuates, depending, among other things, on whether we are incurring expenses from services provided by third party suppliers in connection with a clinical trial and what payments we have to make on our outstanding debt.

While we have arranged for payment of some of our obligations over a period of time, and have to make other payments of past due obligations to our current and ongoing suppliers, our ability to make payments we have agreed to pay and to insure continued receipt of needed supplies and services, and to continue reducing our past due obligations, will depend on our ability to secure needed financing or our ability to issue equity in satisfaction of certain obligations.

We hope to obtain additional funds through the sale of our securities to the public and through private placements, debt financing or other short-term loans. We may not be able to secure any financing nor may we be able to reach the larger patient population markets of persons with venous stasis ulcers and diabetic foot ulcers, with funds that we may be able to raise. We are also likely to continue to encounter difficulties which are common to development stage companies, including unanticipated costs relating to development, delays in the testing of products, regulatory approval and compliance and competition.

Our capital funding requirements depend on numerous factors, including:

•	the progress and magnitude of our research and development programs;

•	the time involved in obtaining regulatory approvals for the commercial sale of our ORCEL product in its cryopreserved form to treat venous stasis ulcers and, later, diabetic foot ulcers;

•	the costs involved in filing and maintaining patent claims;

•	technological advances;

•	competitive and market conditions;

•	the successful implementation of the agreements we have entered into with Cambrex for manufacturing and sales of our ORCEL product;

•	our ability to establish and maintain other collaborative arrangements and

•	the cost and effectiveness of commercialization activities and arrangements.

Unless we obtain additional financing we will not be able to continue to operate our business.

On March 17, 2006, we settled a vendor liability of approximately $102,000 for $35,000 cash payable in seven equal monthly installments and a three-year warrant to purchase 19,000 shares of our common stock at an exercise price of $3.75 per share. The warrant has piggyback registration rights for the underlying shares of common stock.

In March 2006, we received $445,000 in short-term loans. We received two loans for $130,000 and $65,000, respectively, from two of our executive officers. These loans were non-interest bearing and payable from the proceeds of our future financings. $35,000 was repaid on April 6, 2006 with the balance paid from the proceeds of our April17, 2006 private placement of our equity securities. The third loan for $250,000 bore interest at 8% per annum and was from the investor who had committed to provide us with $1,058,000 by the later of the filing of our pre-market approval application for our confirmatory venous leg ulcer trial, or March 31, 2006. This $250,000 loan automatically converted into the equity securities we issued in our recent private placement, at 1.2 times the note’s principal and accrued interest amount. Additionally we agreed that upon conversion of such $250,000 loan to our equity securities, since the investor provided us with the funds earlier than was required, we would forego such investor’s remaining commitment to provide us with $808,000 of additional financing, and that the earlier repricing (upon commitment) of our warrants held by such investor would not be affected.

On April 3, 2006 we received another short-term loan of $45,000 from another of our executive officers. This loan was also repaid from the proceeds of our recent private placement. On April 17, 2006, with the completion of our recent private placement, we converted the $250,000 short-term loan with its then outstanding loan balance of $301,333 into 301.333 shares of our Series E preferred stock, and issued a warrant to purchase 100,445 shares of our common stock at an exercise price of $7.50 per share. On April 5, 2006 we received a $200,000 short-term loan due April 30, 2006 to be repaid at 110% of principal plus accrued interest at 8% per annum on the original $200,000 principal balance. We issued a three-year warrant to purchase 3,334 shares of our common stock at an exercise price of $7.50 per share, to the lender.

On April 17, 2006, we completed a private placement sale for aggregate gross proceeds of $6,176,000, to accredited investors of our 6% Series E convertible preferred stock and warrants to purchase our common stock. The Series E convertible preferred stock is entitled to vote on an “as converted” basis on all matters submitted to a vote by the holders of our common stock. At any time these investors can convert their preferred stock into common stock at a $3.00 per common share conversion price. The investors are obligated to convert their preferred stock on the 21st trading day after the date of this prospectus by dividing the amount they paid for such preferred shares plus dividends at 6% per annum, by the lesser of $3.00, or 90% of the average of the volume weighted average prices for our common stock for the twenty trading days following July 24, 2006. We issued to the purchasers of our Series E convertible preferred stock, five-year warrants to purchase an aggregate of 2,159,111 shares of our common stock at $7.50 per share. The warrants carry full ratchet price reset provisions should we sell our common stock or our other securities convertible into, or exercisable for, our common stock, at an effective price per common share less than the $7.50 exercise price of the warrants. We are obligated to register, under the Securities Act of 1933, all of the shares of our common stock issuable upon conversion of the 6% Series E convertible preferred stock, and upon exercise of such warrants. We will pay investors 2% per month for any failure to have the registration statement for such shares declared effective by August 17, 2006. As of August 2, 2006, the registration statement for such shares had not been declared effective.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2006.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Position

Steven Katz, Ph.D.	61	Chairman of the Board of Directors
Ron Lipstein	50	Chief Executive Officer, Vice Chairman of the Board of Directors and Secretary
Mark D. Eisenberg, M.D.	68	Director
Steve Lilien, Ph.D.	59	Director
Allen I. Schiff, Ph.D.	60	Director
Raphael Hofstein, Ph.D.	57	Director
Andreas Vogler	44	Director

Steven Katz, one of our founders, has been a director since our inception in 1991 and was elected Chairman of the Board of Directors in September 1994. He has been employed by us since 1991 and served as our chief executive officer until January 2003. Dr. Katz has also been a professor of Economics and Finance at Bernard M. Baruch College in New York City since 1972. He has a Ph.D. in Finance and Statistics as well as an MBA and an MS in Operations Research, both from New York University.

Ron Lipstein, one of our founders, has been the Secretary and a director since 1991. Mr. Lipstein was elected Vice Chairman of the Board of Directors in January 2003, and Chief Executive Officer in March 2003. Prior to March 2003, Mr. Lipstein served as our Chief Financial Officer. He has been employed by us since 1991. Mr. Lipstein is a Certified Public Accountant.

Dr. Mark Eisenberg, one of our founders, has been a director since 1991. He has been a physician in private practice in Sydney, Australia, since 1967. He is a member and co-founder of the dystrophic epidermolysis bullosa clinic at the Prince of Wales Hospital for children in Sydney, Australia, and has done extensive research on epidermolysis bullosa disease.

Steven Lilien has been a director since February 1998. He was chairman of the accounting department of Bernard M. Baruch College in New York City for 15 years and is currently the Weinstein Professor of Accounting there. He is a certified public accountant and has a Ph.D. in accounting and finance and an MS, both from New York University.

Allen I. Schiff was elected a director in June 2001. He is a Professor of Accounting and is currently the Area Chair of the undergraduate and graduate accounting departments at Fordham University School of Business. He has also served as Director of the MBA Consulting Program at Fordham University Graduate School of Business since 1992. He has a Ph.D. in finance and economics and an MS in accounting, both from New York University.

Raphael Hofstein was elected a director on June 5, 2006. Since 1999, he served as the managing director of Hadasit, Ltd., a technology holding company for Hadassah Medical Organization in Jerusalem, Israel. Hadasit holds interests in a number of companies engaged in developing and marketing medical devices, biomedicines and medical diagnostic products. Pursuant to the April 14, 2006 agreement whereby we acquired Hapto Biotech, Inc., the former shareholders of Hapto Biotech have appointed Dr. Hofstein as one of their two designees to serve as directors of Ortec. From 1997 to 1999 Dr. Hofstein was the president of Mindsense Biosystems Ltd., an Israeli company engaged in the development of immune assays for different diagnosis in neuropsychiatry. From 1988 to 1997 he was employed by Ecogen, Inc. of Langhorne, Pennsylvania, first in Israel as scientific director of Ecogen Israel Partnership evaluating, funding and developing products, and from 1997 in Langhorne, Pennsylvania for the commercial development of novel microbial fungicides. Dr. Hofstein received master and doctoral degrees in life sciences and chemistry from the Weizman Institute of Science in Rehovot, Israel in 1976 and 1980, respectively, and post doctoral research fellowships from Harvard Medical School from 1980 to 1983.

Andreas Vogler was elected a director on June 5, 2006. Since 2002 he has been the managing general partner of BioMedical Innovations Management Ltd., a private equity fund that invests primarily in medical technology and healthcare companies. Pursuant to the April 14, 2006 agreement whereby we acquired Hapto Biotech, Inc., the former shareholders of Hapto Biotech have appointed Mr. Vogler as one of their two designees to serve as directors of Ortec. Since receiving his masters degree in economics at the University of Basle in Switzerland in 1988, Mr. Vogler was

employed until 2002 by UBS Warburg (formerly Swiss Bank Corporation) as a securities analyst and in investment banking, primarily in the medical technology and healthcare fields. Mr. Vogler serves as a chairman of our Israeli subsidiary, Hapto Biotech (Israel) Ltd. Mr. Vogler is also a director of Orthoscan Ltd. and Bioscan Ltd., both private Israel technology companies in the development stage, and of Piexon AG, a Swiss industrial company. From 2002 to 2004 he served as a director of Hirslanden Group, the largest private hospital chain in Switzerland.

On June 20, 2006 Dr. Gregory B. Brown resigned as a director. Dr. Brown did not provide us with any reason for his resignation.

Executive Officers

Officers are appointed annually by the Board of Directors and serve at the discretion of the Board. Two of our executive officers, Steven Katz and Ron Lipstein, are also directors of Ortec. Information with regard to such persons is set forth above. The other executive officers are Costa Papastephanou, our President, and Alan W. Schoenbart, our Chief Financial Officer.

Costa Papastephanou, 60, has been employed as our President since February 2001. Prior to joining us, he was employed by Bristol Myers-Squibb for 30 years, the last 14 of which he was with Bristol Myers’ Convatec, a multinational ostomy and wound care management division. His last position at Convatec was as President of the global chronic care division, where he was responsible for that division’s sales and marketing, clinical trials, research and development, manufacturing, quality assurance and regulatory affairs. He holds a Ph.D. in Biochemistry from the University of Miami, as well as a Master of Science in Microbial Biochemistry from the University of London.

Alan W. Schoenbart, 47, has been our Chief Financial Officer since December 2004. He had been acting as Director of Finance since joining us in March 2004. From April 1999 to December 2003, he was Chief Financial Officer of Vizacom Inc., a publicly traded provider of consumer software and information technology services and products, and a designer of WiFi networks. From 1997 to 1999, he was Chief Financial Officer of Windswept Environmental and from 1995 to 1997, he was Chief Financial Officer of Advanced Media, Inc., both publicly traded entities. From 1993 to 1995, he was Controller of Goodtimes Entertainment, a privately held distributor of videos and software to mass merchant chains. From May 1981 to August 1993, he worked at KMPG as a manager and at other public accounting firms. Mr. Schoenbart has a BS in accounting from Fairleigh Dickinson University and is a Certified Public Accountant in New York.

We do not have an employment agreement with either Dr. Papastephanou or Mr. Schoenbart.

Significant Employee

Melvin Silberklang is our vice president for research and development and our Chief Scientific Officer. He has held those positions for all of the 11 years that he has been employed by us. Dr. Silberklang is 56 years old.

We do not have an employment agreement with Dr. Silberklang.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by us for our fiscal years ended December 31, 2005, 2004 and 2003 to (i) our Chief Executive Officer, (ii) three other executive officers and (iii) one additional individual for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of the last completed fiscal year (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)		Restricted Stock Awards ($) (5)		Securities Underlying Options / SARs (#)

Ron Lipstein	2005	260,000	127,684	(1)(2)	1,190,000	(6)	211,975
CEO, Vice Chairman	2004	260,000	80,747	(1)(3)	—		—
and Secretary	2003	224,366	118,300	(1)	—		31,762

Steven Katz	2005	150,000	127,684	(1)(2)	404,600	(7)	211,975
Chairman	2004	150,000	80,747	(1)(2)	—		—
	2003	158,558	118,300	(1)(4)	—		31,762

Constantin Papastephanou	2005	230,596	—		83,300	(8)	—
President	2004	220,500	—		—		—
	2003	207,493	—		—		3,833

Melvin Silberklang	2005	190,709	—		—		—
VP, Chief Scientific	2004	185,000	—		—		—
Officer	2003	172,735	10,000		—		500

Alan W. Schoenbart	2005	150,000	—		17,000	(9)	—
Chief Financial Officer	2004	100,000	—		—		667
	2003	—	—		—		—

(1) Mr. Lipstein’s and Mr. Katz’s bonuses are equal to 1% each of the funds raised on our behalf (whether such funds are raised in equity or debt financings or as a result of licensing transactions) as well as options to purchase a number of shares equal to up to 10% of the number of shares issued in any such financing transaction.

(2) Amount has been deferred.

(3) $49,528 has been deferred.

(4) $13,300 has been deferred.

(5) The allocation of shares for the restricted stock awards was made by the Board of Directors in 2003, conditioned on achieving specified milestones. The year in which the restricted stock awards were granted was the year in which the milestones were achieved. Dollar values denoted for each individual are as of dates of grant. Pursuant to our agreements with these individuals these shares will be forfeited by them if at any time prior to January 1, 2007 we no longer employ such person. The shares may only be sold in five monthly installments commencing January 1, 2007. No dividends will be paid on the restricted stock awards.

(6) As of December 31, 2005, 66,667 restricted shares valued at $190,000 (The product of $2.85 (the closing price of our common stock at December 31, 2005, as reported on the over the counter Bulletin Board) and the number of restricted shares).

(7) As of December 31, 2005, 22,667 restricted shares valued at $64,600 (The product of $2.85 (the closing price of our common stock at December 31, 2005, as reported on the over the counter Bulletin Board) and the number of restricted shares).

(8) As of December 31, 2005, 16,334 restricted shares valued at $46,500 (The product of $2.85 (the closing price of our common stock at December 31, 2005, as reported on the over the counter Bulletin Board) and the number of restricted shares).

(9) As of December 31, 2005, 3,334 restricted shares valued at $9,500 (The product of $2.85 (the closing price of our common stock at December 31, 2005, as reported on the over the counter Bulletin Board) and the number of restricted shares).

The following tables show for the fiscal year ended December 31, 2005, certain information regarding options granted to, exercised by, and held at year-end by, the Named Executive Officers:

Option Grants in Last Fiscal Year

Option/ SAR Grants in Last Fiscal Year

Name	Number of securities underlying options granted	Percent of total options granted to employees in fiscal year	Exercise price	Expiration date

Steven Katz	211,975	49.7%	$3.75	11/01/2012
Ron Lipstein	211,975	49.7%	$3.75	11/01/2012

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Value

	Number of Securities Underlying Unexercised Options at 12/31/05 (#)		Value of In-the-Money Options at 12/31/05 ($)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Steven Katz	259,938	—	—	—
Ron Lipstein	259,763	—	—	—
Constantin Papastephanou	2,750	1,917	—	—
Melvin Silberklang	709	17	—	—
Alan W. Schoenbart	167	500	—	—

There were no option exercises in the last fiscal year by any of the Named Executive Officers.

The following table shows for the fiscal year ended December 31, 2005, certain information regarding participation in Long-term incentive plans by the Named Executive Officers:

Long-Term Incentive Plans-Awards in the Last Fiscal Year

			Estimated Future Payouts under Non- Stock Price-Based Plans

Name	Number of shares	Performance or other period until maturation or payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)

Melvin Silberklang	8,000	01/01/05-12/31/07	4,000	4,000	8,000

The issuance of such 8,000 shares is conditioned as follows: 4,000 will be issued upon doubling the output of the current manufacturing process, and the remaining 4,000 shares will be issued upon developing a semi-automated cell culture process.

Compensation of Directors

Drs. Mark Eisenberg, Steven Lilien and Allen I. Schiff were all non-employee Directors in 2005. For Dr. Steven Lilien’s services in 2005 as a Director and as Chairman of the Audit Committee, we paid Dr. Lilien $20,000 and for his services in 2005 as a Director and as a member of our Audit Committee, we paid Dr. Schiff $20,000. In addition to cash compensation we granted Drs. Lilien and Schiff each a five-year option to purchase 1,000 shares of our common stock at an exercise price of $3.90. We paid no compensation to Dr. Eisenberg for his services as a Director.

Compensation Committee Interlock and Insider Participation

None of our executive officers serve as a member of the compensation committee or on the board of directors of another entity, one of whose executive officers serves on our Board of Directors.

The Compensation Committee of our Board of Directors determines compensation policies applicable to its executive officers. Messrs. Steven Katz, Allen I. Schiff and Steven Lilien are the members of the Compensation Committee. Mr. Katz is an executive officer of ours.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of June 30, 2006, based upon information obtained from the persons named below, regarding beneficial ownership of our common stock and our Series E preferred stock by (i) each of our current directors, (ii) each of our current executive officers and one of our other employees named in the Summary Compensation Table set forth under the caption “Executive Compensation”, below, (iii) each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock or of our Series E preferred stock and (iv) all executive officers and directors as a group.

Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership**		Percentage of Outstanding Shares Owned***

Common Stock

Steven Katz	283,448	(1)	4.5
Ron Lipstein	327,621	(2)	5.2
Constantin Papastephanou	20,054	(3)	****
Alan W. Schoenbart	3,500	(4)	****
Mel Silberklang	709	(5)	****
Mark Eisenberg	11,374	(6)	****
Steven Lilien	2,143	(7)	****
Allen I. Schiff	1,900	(8)	****

Raphael Hofstein Hadassah P.O. Box 12000 Jerusalem 91120 Israel	441,392	(9)	7.3

Andreas Vogler BioMedical Innovations, Ltd. Bleicherweg 45 8002 Zurich, Switzerland	1,102,042	(10)	17.8

Microdent, Ltd. P.O. Box 11, Tefen 24959, Israel	405,441		6.7

Cambrex Bio Science Walkersville, Inc. 8830 Biggs Ford Road Walkersville, Maryland 21793	392,367	(11)	6.4

North Sound Capital LLC 53 Forest Avenue Old Greenwich, CT 06870	632,742	(12)	9.9

SDS Capital Group SPC, Ltd. c/o SDS Management LLC 53 Forest Avenue, 2nd Floor Old Greenwich, CT 06870	639,308	(13)	9.9

All Executive Officers and Directors as a Group	2,193,474	(14)	32.6

Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares Owned***

Series E Convertible Preferred Stock*****

Jacob Gottlieb and Dimitri Balyasny 650 Madison Avenue, 20th Floor, New York, NY 10022	1,344	(15)	20.8

Dimitri Balyasny 650 Madison Avenue 19th Floor New York, NY 10022	156	(16)	2.4

The Phoenix Insurance Company 53 Derech Hashalom Givatayim 53454 Israel	500		7.7

Bristol Capital Advisors, LLC 10990 Wilshire Blvd, Suite 1410 Los Angeles, CA 90024	400		6.2

*	Unless otherwise noted, the address of each person is c/o Ortec International, Inc., 3960 Broadway, New York, NY 10032.

**

The number of shares of common stock beneficially owned by each person or entity is determined under rules promulgated by the Securities and Exchange Commission. Under these rules, beneficial ownership includes any shares as to which the person or entity has sole or shared voting power or investment power. Included among the shares owned by such person are any shares which such person or entity has the right to acquire within 60 days after June 30, 2006. Unless otherwise indicated, each person or entity referred to above has sole voting and investment power with respect to the shares listed. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares.

***

For purposes of calculating the percentages of outstanding common stock owned by each person, the total number of issued and outstanding shares is 6,071,270, which includes 10,294 shares that had not been processed for issuance on June 30, 2006. For purposes of calculating the percentages of outstanding Series E preferred stock owned by each person, the total number of issued and outstanding shares of such Series E preferred stock is 6,477.333.

****	Less than 1%, based upon information available to us.

*****	Each share of Series E preferred stock is entitled to cast 5,000 votes.

(1)

Includes 259,938 shares of common stock underlying stock options. Does not include shares owned by Dr. Katz’s children, their spouses and his grandchildren. Dr. Katz disclaims any beneficial interest in such shares. In addition, does not include shares issuable upon the exercise of options that Dr. Katz is entitled to but that to date he has elected not to receive. Pursuant to Dr. Katz’s agreement with us, the number of shares that may be issued upon the exercise of such options represents up to 10% of the number of shares issued in financing transactions entered into by us.

(2)

Includes 259,763 shares of common stock underlying stock options. Does not include 224 shares owned by Mr. Lipstein’s children. Mr. Lipstein disclaims any beneficial interest in these shares. Does not include shares issuable upon the exercise of options that Mr. Lipstein is entitled to but that to date he has elected not to receive. Pursuant to Mr. Lipstein’s agreement with us, the number of shares that may be issued upon the exercise of such options represents up to 10% of the number of shares issued in financing transactions entered into by us.

(3)	Includes 3,709 shares of common stock underlying stock options.

(4)	Includes 167 shares of common stock underlying stock options..

(5)	Consists of 709 shares of common stock underlying stock options.

(6)	Includes 7,400 shares of common stock underlying stock options.

(7)	Includes 2,140 shares of common stock underlying stock options.

(8)	Includes 1,900 shares of common stock underlying stock options.

(9)	Consists of 431,186 shares and warrants to purchase an additional 10,206 shares, owned by HBL Hadasit BioHoldings Limited, of which company Mr. Hofstein is a director and the chief executive officer.

(10)	Includes 789,578 shares and warrants to purchase an additional 114,513 shares owned by Denkaria B.V. Mr.

Vogler is the managing general partner of Denkaria.

(11)	Includes 81,674 shares issuable upon exercise of outstanding warrants.

(12)

Includes 310,000 shares issuable upon exercise of outstanding warrants. According to a Schedule 13G filed by North Sound Capital LLC on February 13, 2005, the managing member of that entity is Thomas McAuley. North Sound Capital LLC may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd., which funds are the registered owners of such shares. As the managing member of these funds, North Sound Capital LLC has voting and investment control with respect to the shares of common stock held by these funds.

(13)

Includes 400,000 shares issuable upon exercise of outstanding warrants. According to a Schedule 13G filed jointly on February 6, 2005, by SDS Capital Group SPC, Ltd., SDS Management LLC, its investment advisor, and Steve Derby, the sole manager of the investment advisor, all three persons share voting and dispositive power over these shares.

(14)

Includes 535,017 shares underlying stock options. Includes warrants to purchase an additional 124,719 shares of which 10,206 are owned by HBL Hadasit BioHoldings Limited, and 114,513 are owned by Denkaria B.V. See notes (9) and (10) above.

(15)

Consists of shares owned by the four Visium Funds of which Visium Asset  Management LLC is the Investment Advisor and Balyasny Asset Management LP is the Sub-advisor.  Mr. Gottlieb is the managing member of Visium Asset Management and Mr. Balyasny is a partner of Balyasny Asset Management.  Messrs. Gottlieb and Balyasny share voting and dispositive power over these shares.

(16)	Consists of shares owned by Atlas Master Fund, Ltd., of which Balyasny Asset Management is the Investment Advisor and therefore Mr. Balyasny has sole voting and dispositive power over these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Special Compensation to Executive Officers

Pursuant to a resolution adopted by our Board of Directors in 2001, we are required to pay to Mr. Ron Lipstein, our chief executive officer, and to Dr. Steven Katz, the chairman of our Board of Directors, one percent each of all moneys received by us from investors in our equity securities or certain lenders. We are also required to issue to each of them options to purchase such number of shares of our common stock equal to ten percent of the shares issued by us in an equity financing, which options are exercisable at the prices paid by the investors for the shares we sell in the equity financing. During the past three years we have paid $149,519 of the amount owed by us to Mr. Lipstein and $105,000 of the amount owed by us to Dr. Katz, pursuant to such directors’ resolution, but payment of the balance of $177,212 owed by us to Mr. Lipstein and $221,732 owed by us to Dr. Katz, has been deferred with the agreement of Messrs. Katz and Lipstein. Pursuant to such resolution, in October and November 2005 we granted to Messrs. Katz and Lipstein seven-year options entitling each of them to purchase 211,975 shares of our common stock at an exercise price of $3.75 per share as a result of our sale of 2,119,746 shares of our common stock in a private placement in the latter part of 2005. We expect to grant to each of Dr. Katz and Mr. Lipstein options to purchase ten percent of the number of shares of our common stock that the purchasers of our Series E convertible preferred stock receive upon conversion of their Series E preferred stock, with the exercise price of such options being the price per share of common stock such purchasers will have paid for our common stock they receive. We have not, with Messrs. Katz’s and Lipstein’s consent, granted them options because of private placement sales of our equity securities prior to October 2005.

Termination of Employment Agreements

We have entered into agreements with Messrs. Katz and Lipstein that provide for payments to them in the event that their employment is terminated by us, including “constructive termination” as defined in those agreements. We will pay to such terminated individuals an amount equal to 2.99 times the average annual compensation paid by us to such person in the five tax years prior to termination of his employment. The agreements also provide that in the event of a termination of employment, the expiration dates of all options and warrants which have been granted to such persons and which expire less than three years after such termination of employment, will be extended so that such options and warrants expire three years after such termination of employment. The agreements further provide that in the event of the death, disability or voluntary termination of employment of each individual, we will pay to such executive an amount equal to the compensation received by such executive from us in the previous 12 months.

The Internal Revenue Code provides that in the event that payments to an executive officer resulting from a change of control of a company exceeds three times the average annual compensation paid by such company to such executive officer in the five year period prior to such change of control (a) such excess will not be able to be deducted by the company in calculating its income for income tax purposes and (b) a special excise tax equal to 20% of such excess will have to be paid by the executive officer receiving such excess payments. Such agreements are commonly referred to as “golden parachutes.” The agreements with Messrs. Katz and Lipstein provide that we will pay such excise tax payable by such executive officer, as well as income taxes payable by such executive officer as a result of our payment of such excise tax.

Obligation to Elect Directors

The April 14, 2006 agreement whereby we acquired Hapto provides that if our shareholders do not elect two designees of the former shareholders of Hapto as directors of Ortec for the earlier of (i) the next two years, or (ii) until such time as the number of shares of our common stock acquired by the former shareholders of Hapto in our acquisition of Hapto amount to less than 5% of our common stock then outstanding, we will be required to issue an additional 116,667 shares of our common stock to the former shareholders of Hapto for each such Hapto designee that is not elected as a director of Ortec. The former shareholders of Hapto have selected Raphael Hofstein and Andreas Vogler as their designees to serve as directors of Ortec.

SELLING STOCKHOLDERS

The prospectus includes an aggregate of 13,254,162 shares to be offered for sale by the Selling Stockholders named below, including (a) 2,999,794 shares of common stock, (b) 1,586,298 shares issuable upon conversion of currently outstanding Series D preferred stock, (c) 2,698,889 shares issuable upon conversion of currently outstanding Series E preferred stock, (d) 11,747 shares issuable upon exercise of currently outstanding Series B-1 warrants, (e) 7,520 shares issuable upon exercise of currently outstanding Series B-2 warrants, (g) 6,800 shares issuable upon exercise of currently outstanding Series C warrants, (f) 1,116,022 shares issuable upon exercise of currently outstanding Series E warrants, (g) 183,092 shares issuable upon exercise of currently outstanding Series E -PA warrants, (h) 1,162,927 shares issuable upon exercise of currently outstanding Series F warrants, (i) 211,975 shares issuable upon exercise of currently outstanding Series F – PA warrants, (j) 2,708,889 shares issuable upon exercise of currently outstanding Series H warrants, and (k) 560,209 shares issuable upon exercise of other warrants currently outstanding. The shares are to be offered by and for the respective accounts of the Selling Stockholders and any pledgees or donees or other assignees of the Selling Stockholders. We have agreed to register all of the shares under the Securities Act and to pay all of the expenses in connection with such registration and sale of the shares, other than underwriting discounts and selling commissions and the fees and expenses of advisors to the Selling Stockholders. We will not receive any proceeds from the sale of the shares by the Selling Stockholders, except for the exercise price, if any, paid in connection with the exercise of the warrants.

Information with respect to the Selling Stockholders and the shares is set forth in the footnotes to the following table. None of the Selling Stockholders has had any material relationship with us within the past three years, except as noted in such footnotes.

We do not know when or in what amounts the Selling Stockholders may offer shares for sale. The Selling Stockholders may not sell any or all of the shares offered by this prospectus. Because the Selling Stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the Selling Stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. All calculations assume the conversion of all shares of Series D and Series E preferred stock outstanding at June 1, 2006. Pursuant to the terms of the Certificates of Designation for both the Series D and Series E preferred stock, the holders of shares of Series D and Series E preferred stock do not have the right to convert their shares of Series D and Series E preferred stock to common stock to the extent that after giving effect to such conversion, the stockholder together with the stockholder’s affiliates would have beneficial ownership of more than 9.99% of our outstanding common stock immediately after the conversion. Unless otherwise indicated below, to our knowledge, all stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the stockholders named below. Holders of Series E preferred stock are obligated to convert their preferred stock on the 21st trading day after the date of this prospectus by dividing the amount they paid for such preferred shares plus dividends at 6% per annum, by the lesser of $3.00, or 90% of the average of the volume weighted average prices for our common stock for the twenty trading days following July 24th, 2006 (the effective date of such reverse stock split) providing this registration statement is then effective. In calculating the number of shares of common stock offered for sale we have assumed a conversion price of $3.00 per common share for the Series E preferred stock, or 333.333 common shares for each Series E preferred share.

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent

A.4Y. Investments and Holdings Ltd.	—	20,834	(1)	—	—
Alan Cohen	5,310	9,211	(2) (3)	—	—
Alan E. Ennis / SEP-IRA	1,734	2,600	(2)	—	—
Alan J. Rubin	34,746	42,346	(2) - (4)	—	—
Albert Poliak	—	934	(9) (12)	—	—
Allen Weiss	8,617	10,350	(2) (3)	—	—
Alpha Capital AG	53,334	81,667	(2) (8)	—	—
Anat Pinhas Green	—	41,667	(1)	—	—
Annabel Lukens	200	2,440	(9) (12)	—	—
ARC Securities Bvi Ltd	—	83,334	(1)	—	—
Ark Financial Services Inc.	160	160	(9) (13)	—	—
Arthur & Gail Gronbach	4,465	5,798	(4)	—	—
Arthur Gronbach	2,024	2,024	(2) (3)	—	—
Atlas Master Fund, Ltd.	—	130,000	(1)	—	—
Avi Geffen	—	8,334	(1)	—	—
Avitan Ami	—	8,334	(1)	—	—
Azriel Wiederkehr	—	50,000	(1)	—	—
Bay Star Capital II, L.P.	14,660	25,148	(4) - (6)	—	—
Ben Ari Gadi	—	63,334	(1)	—	—
Bernard & Faith Marks	4,000	6,000	(4)	—	—
Bernard McElhone	4,000	6,000	(4)	—	—
Boaz Schwartz	—	33,334	(1)	—	—
Brad Reifler	6,186	24,148	(9) (12)	—	—
Brian Judge & Diana Garchitorena	4,080	6,120	(4)	—	—
Brian M Herman	13,995	41,605	(2) (3) (9) (12)	—	—
Bridges & Pipes, LLC	11,698	19,547	(4) (5) (8)	—	—
Bristol Investment Fund, Ltd.	146,038	515,175	(1) - (6)	115	*
Bruce Falkin	73	94	(6)	—	—
Byron Rosenstein	6,667	10,000	(2)	—	—
Cambrex Bio Science Walkersville, Inc.	310,694	392,367	(4) (10)	—	—
CGA Resources LLC	48,139	74,208	(2) (12)	—	—
Charles Dollar	33,771	6,990	(9) (12)	33,771	*
Chattanooga Ventures, LLC	6,667	10,000	(2)	—	—
Christopher Choma	19,058	23,525	(2) (3)	—	—
Christopher Shufeldt	—	5,959	(9) (12)	—	—
Claude Ware	634	5,626	(9) (12)	—	—
Commitment, Excellence & Business	19,325	25,992	(2) (4)	—	—
Cranshire Capital, L.P.	—	208,334	(1)	—	—
Crestview Capital Fund II, L.P.	650	650	(3) (4) (12)	—	—
Crestview Capital Master LLC	186,733	250,110	(2) (12)	—	—
Daldila LTD	—	20,834	(1)	—	—
Dan Ly	—	8,334	(9) (12)	—	—
Dan Volpert	—	41,667	(1)	—	—
Dana Bowler	2,667	4,000	(2)	—	—
Dana Paul Bowler	4,006	4,006	(3)	—	—
Daniel Foley	9,183	11,183	(2) (3)	—	—
Daniel Pietro	70	1,740	(9)	—	—
Daniel Schneiderman	—	8,334	(9) (12)	—	—

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent

Daryl Demsko	8,678	10,411	(2) (3)	—	—
David & Caren Garmus Trust	4,267	6,400	(2)	—	—
David Brill	7,737	9,070	(2) (3)	—	—
David Grossman	—	12,500	(1)	—	—
David Israel	21,599	42,597	(3)	—	—
David Kostman	—	33,334	(1)	—	—
David M. & Iry Ricci, Jt.	121	157	(6)	—	—
David P Garmus & Caren Garmus TTEEs FBO Garmus Living Trust	6,811	6,811	(3) (4)	—	—
David Prescott	9,145	11,145	(2) (3)	—	—
David Snyder	22,997	32,997	(2) (4)	—	—
David Wiener Revocable Trust	2,667	4,000	(2)	—	—
David Wiener Revocable Trust-96	2,613	5,151	(3)	—	—
David Wilstein & Sue Wilstein, Trustees of the Century Trust	11,667	17,500	(2) (4)	—	—
Dawson James Securities, Inc.	—	3,960	(9) (13)	—	—
Dennis Wells	6,667	10,000	(2)	—	—
Double U Master Fund LP	—	41,667	(1)	—	—
Douglas Kaiser	—	934	(9) (12)	—	—
Edge Investments Ltd.	—	16,667	(1)	—	—
Ehud Lurie	—	20,834	(1)	—	—
Eliahu Zahavi	—	83,334	(1)	—	—
Eli-Peri & Moran Gotchlack	—	8,334	(1)	—	—
Elite Financial Communcations Group, LLC	—	5,000	(8) (13)	—	—
Eric Singer	6,706	16,090	(8) (9) (12)	—	—
Eurocom Investments L.P.	—	166,667	(1)	—	—
Fiserv Securities c/f Nathaniel Orme IRA	2,000	3,000	(4)	—	—
Formula Investment House	—	20,834	(1)	—	—
Francis E. Belmont	5,667	7,000	(2) (4)	—	—
Francisco J. Santiago	800	1,200	(4)	—	—
Frank Salvatore	—	934	(9) (12)	—	—
Frederic M. Bauthier	15,612	18,279	(2) (3)	—	—
Gal Ehrlich	—	25,000	(1)	—	—
George F Manos Rollover IRA	10,667	16,000	(2)	—	—
George Manos	12,033	12,033	(3)	—	—
Gerald Ferro	9,060	11,194	(2) (4)	—	—
Gibralt Capital Corporation	—	25,379	(3)	—	—
Gilad Ottensoser	500	500	(9) (12)	—	—
Gmul Barak Market Making LTD.	—	133,334	(1) (3)	—	—
Greg Downes	18,345	22,345	(2)	—	—
Grenfal J. Beachler	14,812	18,812	(2) (3)	—	—
Haim Givon	—	25,000	(1)	—	—
Hanoch Dovrath	—	25,000	(1)	—	—
Harry Fallterbauer IRA	1,200	1,800	(2)	—	—
Harry Falterbauer	28,413	36,413	(2) (3)	—	—
Helena Curtis IRA	169	219	(6)	—	—
Hilary Bergman	6,186	24,148	(9) (12)	—	—
HSBC Private Bank (Suisse) SA	—	41,667	(1)	—	—
Hudson Bay Fund LP	—	208,334	(1) (12)	—	—
Hudson Valley Capital Management LLC	16,429	33,771	(2) (3) (9) (12)	—	—
I. Allon Holdings	—	16,667	(1)	—	—
Icon Capital Partners LP	—	83,334	(1) (12)	—	—

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent

Ilan Vinner	—	20,834	(1)	—	—
Ilan Zajonts	—	8,334	(1)	—	—
Insiders Trend Fund LP	8,000	12,000	(4)	—	—
Iron Grid Ltd.	7,878	9,211	(2) (3)	—	—
Iroquois Master Fund Ltd.	—	104,167	(1)	—	—
Itzchak Keinan	—	50,000	(1)	—	—
Jacob Shinkind	—	16,667	(1)	—	—
James Doolan	—	443	(8) (12)	—	—
James Lehman	15,545	18,212	(2) (3)	—	—
James R Fisher & Diane R Fisher Living Trust	10,193	12,593	(2) (4)	—	—
James St. Clair	104	861	(9) (12)	—	—
Jason Adelman	89,334	343,085	(8) (9) (12)	—	—
Jeffrey R. Bossert	5,667	7,000	(2) (4)	—	—
Jerdan Enterprises, Inc.	81,092	98,092	(2) - (4)	—	—
Jerome L. Dreyfuss	5,663	6,996	(2) (4)	—	—
JHF Ventures L.P.	—	873	(8)	—	—
Joe Nahome	—	50,000	(1)	—	—
John Bossert	5,667	7,000	(2) (4)	—	—
John Green	—	1,373	(9) (12)	—	—
John Jay Gephardt	3,174	3,920	(2) (4)	—	—
John Keyser	120	120	(9) (12)	—	—
John M. Somody	15,437	18,104	(2) (3)	—	—
John O Johnston	4,006	4,006	(3)	—	—
John O Johnston Trust U/A DTD 5/17/93	2,134	3,200	(2) (4)	—	—
John Simonelli	3,398	4,198	(2) (4)	—	—
Johnathan Rand	2,000	3,000	(4)	—	—
Jonathan M. Levine	—	20,834	(1)	—	—
Jonathan Nassie	—	16,667	(1)	—	—
Joseph Hoch	—	291	(8)	—	—
Joseph McCandless	2,643	5,211	(3)	—	—
Judith Ellen Olinger Rev Trust	2,575	5,074	(3)	—	—
Julie L. Michael	9,464	18,658	(3)	—	—
Kanyas Yosi	—	20,834	(1)	—	—
Kate Wiener	5,280	9,151	(2) (3)	—	—
Kelda M. Sledz	13,825	16,225	(2) (3)	—	—
Ken Pilot	—	10,500	(3)	—	—
Kenneth Greif	78,164	91,497	(2) (3)	—	—
Kenneth L. Gaspar	8,000	12,000	(2)	—	—
Kimball Cross Investment Management Corp.	154	4,192	(9) (13)	—	—
Kobi Gershoni	—	25,000	(1)	—	—
Leah Kovitz	—	41,667	(1)	—	—
Lednim Property Associates	4,000	6,000	(4)	—	—
Legend Merchant Group, Inc.	167	2,167	(9) (13)	—	—
Leo Mindel Non-GST Exempt Family Trust II	4,000	6,000	(4)	—	—
Lester B. Boelter	6,667	10,000	(2)	—	—
Louis & Kathy Cristan	21,212	27,345	(2) - (4)	—	—
Lyle E. Cherbonneau	6,667	10,000	(2)	—	—
M.R.C. Investments Ltd.	—	60,350	(1) (9)	—	—
Margaret & Donald Wisnasky	9,334	14,000	(2)	—	—
Maria Molinsky	4,408	265	(6)	4,204	*

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent

Marietta Dermatology Associates PSP FBO Myles Jerden	2,834	3,500	(2) (4)	—	—
Mark & Andrea Yap JTE	11,720	14,520	(2) (4)	—	—
Mark A. Hoffbauer	6,667	10,000	(2)	—	—
Mark Ford	437	2,712	(9) (12)	—	—
Mark J Gillis	33,771	8,724	(9) (12)	33,771	*
Martin & Linda Mennes	15,730	22,397	(2) (4)	—	—
Martin B. Margulies	121	157	(6)	—	—
Martin Glassman	2,400	3,600	(4)	—	—
Martin Mennes	6,069	6,069	(3)	—	—
Martin P. Gerberg	13,334	20,000	(2)	—	—
Martin P. Gerberg Trust	4,000	6,000	(4)	—	—
Mathew Balk	16,795	62,566	(8) (9) (12)	—	—
Meir Marcovich	—	20,834	(1)	—	—
Menachem & Sarah Genack	—	1,264	(8)	—	—
Michael J. Leja TTEE/ FBO Michael J. Leja Trust	15,348	18,015	(2) (3)	—	—
Michael Liss	25,348	31,055	(2) -(5) , (8) (12)	—	—
Michael P. Rucker	3,000	3,000	(4)	—	—
Michael P. Rucker Trust	2,667	4,000	(2) (3)	—	—
Michael Pokel	7,850	9,183	(2)	—	—
Michael R. MacDonald	12,661	15,994	(2) (4)	—	—
Michael Rapp	134	800	(9) (12)	—	—
Monarch Capital Goup, LLC	—	1,988	(9) (13)	—	—
N.F.S., LLC, FBO Phil Clark IRA R/O	12,240	15,120	(2) (4)	—	—
Nancy Cymbala	5,667	7,000	(2) (4)	—	—
Nancy Cymbala IRA	5,667	7,000	(2) (4)	—	—
National Financial Services, LLC, Julius H. Roma IRA Rollover	7,000	9,000	(2) (4)	—	—
NFS LLC FBO: Randall M Tuggle IRA R/O	4,000	6,000	(2)	—	—
Nicolandra Properties, Inc.	6,667	10,000	(2)	—	—
Nir Nimrodi	—	8,334	(1)	—	—
Nite Capital LP	—	250,000	(1)	—	—
Norbert Olinger	2,575	5,074	(3)	—	—
North American Spine Society / Eric Muehlbauer	6,667	10,000	(2)	—	—
North Metropolitan Radiology Associates, LLP 401k PSP FBO: Stuart Jacobson	58,933	9,060	(2) (4)	51,873	*
North Sound Legacy Institutional Fund LLC	103,824	884,308	(2) - (7)	10,988	*
North Sound Legacy International Fund Ltd.	218,919	1,715,261	(2) - (7)	10,754	*
Ori Ackerman	—	25,000	(1)	—	—
Oscar Garza	13,478	16,145	(2) - (4) (13)	—	—
Ota LLC	—	1,507	(8)	—	—
P. Savyon Holdings Ltd.	—	8,334	(1)	—	—
Paradigm Group II, LLC	8,188	1,164	(6)	7,293	*
Paradigm Millenium Fund, L.P.	13,570	20,198	(2) (4) (5) (6)	—	—
Paragon Capital LP	—	108,334	(1)	—	—
Paul Blizman	4,530	5,597	(2) (4)	—	—
Paul Royalty Fund, LP	16,562	2,408	(6) (11)	14,710	*
Paul Scharfer	—	47,347	(3) (4) (8)	—	—
Pequot Healthcare Fund, L.P.	—	315	(8)	—	—
Pequot Healthcare Offshore Fund, Inc.	—	370	(8)	—	—
Pequot International Fund, L.P.	—	4,520	(8)	—	—
Pequot Partners Fund, L.P.	—	4,549	(8)	—	—

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent

Peter Yaskowitz	18,345	22,345	(2) (3)	—	—
Phil Wagenheim	134	800	(9) (12)	—	—
Philip C Bird	9,280	10,880	(2) (3)	—	—
Piper Jaffray C/F Bruce Kurchack IRA	5,129	10,108	(3) (5)	—	—
ProMed Offshore Fund II, Ltd.	—	47,704	(3)	—	—
ProMed Offshore Fund, Ltd.	—	2,295	(3)	—	—
ProMed Partners II, L.P.	—	3,603	(3)	—	—
ProMed Partners,L.P.	—	14,216	(3)	—	—
Quality ReSolve, Inc.	—	19,000	(8)	—	—
R&R Biotech Partners, LLC	—	208,334	(1) (12)	—	—
RA Schafer	5,860	7,260	(2) (4)	—	—
Ralph Rybacki	6,873	8,206	(2) (3)	—	—
RHP Master Fund, Ltd.	36,667	50,000	(2) (4)	—	—
Richard L. Feldman IRA	481	626	(6)	—	—
Richard Molinsky	13,777	17,754	(2) (3)	3,567	*
Robert Cymbala	11,334	14,000	(2) (4)	—	—
Robert Cymbala IRA	12,667	16,000	(2) (4)	—	—
Robert D. Keyser Jr.	120	1,054	(9) (12)	—	—
Robert Dombrowski	—	677	(9) (12)	—	—
Robert Ilanit	—	20,834	(1)	—	—
Robert J. Neborsky	5,334	13,076	(2) (3)	—	—
Robert Kinney	5,994	7,460	(2) (4)	—	—
Robert Klein & Myriam Gluck	14,910	18,243	(2) - (4)	—	—
Robert L. Hermanos	4,534	5,600	(2) (4)	—	—
Robert Nathan	—	527	(8) (12)	—	—
Robert W. Duggan	—	25,955	(3) - (6)	—	—
Robin Burton	—	8,334	(1)	—	—
Rodman & Renshaw, LLC	—	419,684	(9) (13)	—	—
Ronald H. Wise	7,831	9,231	(2) (3)	—	—
Ronald Suster	6,667	10,000	(2)	—	—
Ronen Givon	—	33,334	(1)	—	—
ROO, LLC	1,029	2,028	(3)	—	—
Rosa Maria Lukens	1,067	1,600	(2) (12)	—	—
Rosa Maria Lukens IRA	1,199	1,199	(4)	—	—
Rose E. Snyder Trust	11,334	14,000	(2) (4)	—	—
Roy Korins	4,000	6,000	(4)	—	—
Rucker Family Charitable Foundation Trust	3,734	5,600	(2)	—	—
Rucker Family Charitable Lead Annuity Trust	5,334	8,000	(2)	—	—
Rucker Family Charitable Lead Annuity Trust Dtd 1/1/03	10,125	10,125	(3)	—	—
Rudolf Treitel	—	582	(8)	—	—
Russell A. Libby	6,667	10,000	(2)	—	—
Salvatore Fazio	6,667	10,000	(2)	—	—
Samuel Rapaport	—	41,667	(1)	—	—
Sargon Capital International Fund Ltd	—	—	(3)	—	—
SDIRA FBO Alan E Ennis	3,083	3,083	(3)	—	—
SDIRA FBO Harry Faltenbauer Roth IRA	1,199	1,199	(4)	—	—
SDS Capital Group SPC, Ltd.	239,308	1,022,742	(1) - (7)	63,121	1.0%
Sean Callahan & George Callahan	5,663	6,996	(2) (4) (12)	—	—
Sean M Callahan	279	5,452	(3) (9) (12)	—	—
Sean M Callahan/ Sep IRA	7,606	8,939	(2) (12)	—	—

Name of Selling Stockholder	Shares Owned Prior to Offering	Shares Being Offered	Type	Shares Beneficially Owned After the Offering

				Number	Percent

Selwyn Partners L.P.	18,454	32,608	(3) (13)	—	—
Shlomo Shefi	—	16,667	(1)	—	—
Spectra Capital Management LLC	—	208,334	(1)	—	—
SR. Horn Assets LTD	—	16,667	(1)	—	—
Stephen Rupp	2,000	3,000	(4)	—	—
Stephen Swiatliewicz	2,000	3,000	(4)	—	—
Steven Fields	8,000	12,000	(4)	—	—
Stine Family Trust	6,667	10,000	(2)	—	—
Stonestreet Limited Partnership	7,649	9,944	(6)	—	—
Stuart Jacobson	52,266	51,873	(2)	9,060	*
Sun West Holdings, Inc. Defined Benefit Pension Plan	6,667	10,000	(2) (3)	—	—
Suzanne Downes	2,667	4,000	(2)	—	—
SXJE, LLC	64,505	75,439	(2) (3)	—	—
TCMP3 Partners	—	83,334	(1)	—	—
The Phoenix Insurance Company Ltd.	—	416,667	(1)	—	—
The Rucker Family Charitable Trust	4,200	4,200	(4)	—	—
Thomas Corona	240	1,812	(9) (12)	—	—
Thomas Hands	—	167	(9) (12)	—	—
Thomas J. Franco	20,478	25,545	(2) (3)	—	—
Thomas K. Beard	24,383	31,049	(2) - (4)	—	—
Tim V. Shea	2,667	4,000	(2)	—	—
Timothy Sledz	16,524	21,190	(2) (4)	—	—
Tom Leonard	800	1,200	(4)	—	—
Tuggle Family LP	3,060	3,060	(4)	—	—
Two River Group Holdings	—	83,334	(1)	—	—
Vestal Venture Capital	21,934	53,142	(3)	—	—
ViewTrade Financial	335	2,773	(9) (13)	—	—
Vincent Vaiano	6,667	10,000	(2)	—	—
Visium Balanced Fund, LP	—	329,167	(1)	—	—
Visium Balanced Offshore Fund, Ltd	—	466,667	(1)	—	—
Visium Long Bias Fund, LP	—	68,334	(1)	—	—
Visium Long Bias Offshore Fund, Ltd	—	255,834	(1)	—	—
Walter Chojnacki	9,070	11,070	(2) (3)	—	—
Walter H. Brent Revocable Trust	6,667	10,000	(2)	—	—
Walter Kuharchik	19,781	26,448	(2) - (4)	—	—
Wesley Eng	6,667	10,000	(2)	—	—
Whalehaven Capital Fund Limited	93,334	140,000	(2)	—	—
Whalehaven Fund Ltd.	—	14,000	(4)	—	—
William & Roxanne Blade	2,667	4,000	(2)	—	—
William Fox	—	167	(9) (12)	—	—
William Konigsberg	121	157	(6)	—	—
William M. Levin	1,200	1,800	(4)	—	—
Wolfe, L.P.	2,834	3,500	(2) (4)	—	—
Yehuda Dachs	31,767	46,300	(2) (4)	—	—
Yom Tov Sidi	—	16,667	(1)	—	—
YS TAMI Trade LTD	—	50,000	(1)	—	—
* Less than 1%

Type:

(1)

Represents or includes common shares issuable to these Selling Stockholders upon (a) conversion of their Series E preferred stock acquired through purchases of those preferred shares in our April 17th, 2006 private placement. The Selling Stockholders may convert their Series E preferred shares into shares of our common stock by dividing the stated value of the Series E preferred shares by the lesser of $3.00 (that is, 333.333 shares of common stock for a $1,000 Series E preferred share). They are obligated to convert their Series E preferred shares on the 21st trading day after the date of this prospectus by dividing the amount they paid for such preferred shares plus dividends accrued at 6% per annum by the lower of $3.00 or the amount determined by taking 90% of the average of the volume weighted average prices for our common stock for the twenty trading days after July 24th, 2006 (the date we effected a reverse split of our common stock). For purposes of calculating the number of shares issuable upon conversion of our Series E preferred stock, we have assumed a conversion rate of $3.00 per share of common stock and (b) exercise of Series H warrants acquired in our April 17, 2006 private placement.

Although not included in the shares listed for these persons in the above table, we have also registered for sale by them additional shares of our common stock equal to 25% of the number of shares included in the table and described in the first paragraph of this footnote 1. We registered such additional shares, the sales of which may be made pursuant to this prospectus, to qualify for public sale shares issuable (i) as dividends on our Series E preferred stock, (ii) in the event that the conversion rate of the Series E preferred stock is less than $3.00 per common share and (iii) as additional common shares that may be issuable by us as a result of the anti-dilution provisions of our Series E preferred stock and/or our Series H warrants. We are obligated to register such 25% additional shares pursuant to our agreements with the investors in our April 17, 2006 private placement.

(2)

Represents or includes shares (a) purchased by these Selling Stockholders in our private placements in October 2005 and (b) issuable to them upon exercise of their Series F warrants acquired in that private placement.

(3)

Represents or includes shares issued to these Selling Stockholders in connection with (a) their extension of the due dates of our promissory notes held by them to December 31, 2004 and (b) their subsequent conversion of their promissory notes upon our completion of a private placement of our equity securities in excess of $5,000,000 on January 5, 2005 and /or (c) issuable to them upon exercise of their Series E warrants which they also received for the conversion of their promissory notes.

(4)

Represents or includes shares (a) purchased by these Selling Stockholders in our private placements on January 5, 2005 and in February 2005 and /or (b) issuable to them upon exercise of their Series E warrants acquired in those private placements.

(5)

Represents or includes shares (a) issued to these Selling Stockholders in connection with their exchange of our Series C preferred stock for common stock and concurrent purchases by them of our common stock in our January 5, 2005 private placement, and / or (b) issuable to them upon their exercise of their Series E warrants acquired in that private placement.

(6)

Includes shares (a) purchased by these Selling Stockholders in our December 2004 private placement sale of our common stock to holders of our Series B-1, B-2, and C warrants and / or (b) issuable to them upon exercise of their Series E warrants acquired in that private placement.

(7)

Includes shares issuable to these Selling Stockholders upon conversion of our Series D preferred stock received by them in lieu of our common stock in the various private placements of our equity securities.

(8)	Represents or includes shares issuable to these Selling Stockholders upon exercise of their Series B-1, B-2, C, or other warrants.

(9)

Represents or includes shares issued (some of which were transferred to these Selling Stockholders) that were originally issued as fees for finders or, placement agents for (a) our promissory note financings, (b) our October 2005 private placement, (c) our acquisition of Hapto Biotech, Inc, (d) in lieu of cash financial advisory fees, and (e) our April 2006 private placement of our Series E preferred stock.

(10)

This Selling Stockholder has entered into material manufacturing and sales agreements with us more fully described in “Description of Business –Sales and Marketing” and “Descrption of Business-Production and Supply.” See also Note 14 to our financial statements for the year ended December 31, 2005 elsewhere in the prospectus. . Includes shares and shares issuable upon exercise of warrants, both in lieu of cash payment for production suite fees.

(11)

This Selling Stockholder has entered into a material agreement with us in which it acquired an interest in our future revenues. This agreement is more fully described in “Description of Business- Sales and Marketing” and “Description of Business-Production and Supply”. See also Note 9 to our financial statements for the year ended December 31, 2005 elsewhere in the prospectus.

(12)	This Selling Stockholder is an affiliate of a broker-dealer.

(13)	This Selling Stockholder is a broker-dealer.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Over the Counter Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. No Selling Stockholder has informed us that it has any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF SECURITIES

General

We are authorized to issue 200,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of June 30, 2006, 6,097,484 shares of our common stock were outstanding and owned of record by approximately 300 persons, 5,948.615 shares of our Series D convertible preferred stock were outstanding and owned of record by two entities, and 6,477.333 shares of our Series E convertible preferred stock were outstanding and were owned of record by approximately 60 persons or entities. We estimate that there are more than 1,800 beneficial owners of our common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting. Accordingly, holders of our common stock and of our Series E convertible preferred stock (which are entitled to vote on all matters submitted to stockholders on an as if fully converted basis) may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, declared from time to time by our Board of Directors, and will be entitled to receive ratably all of our assets available for distribution to them upon liquidation. All currently outstanding shares of our common stock are, and all shares of our common stock offered hereby, upon issuance and sale, will be, fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation currently provides that we are authorized to issue up to 1,000,000 shares of “blank check” preferred stock. Without any further approval by our stockholders, our Board of Directors may designate and authorize the issuance, upon the terms and conditions the directors may determine, of one or more classes or series of preferred stock with prescribed preferential dividend and liquidation rights, voting, conversion, redemption and other rights. The issuance of preferred stock, while providing flexibility for securing needed financing and for possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the common stock. Under certain circumstances, the issuance of preferred stock could also make it more difficult for a third party to gain control of Ortec, discourage bids for the common stock at a premium or otherwise adversely affect the market price of our common stock.

Series D Convertible Preferred Stock

Designation and Rank

On August 19, 2003, in connection with our board of director’s authority to issue “blank check” preferred stock, we filed an amendment to our certificate of incorporation in which amendment we designated the relative rights and preferences of our Series D preferred stock pursuant to which our board of directors authorized the issuance of 2,000 shares of Series D preferred stock, par value $0.001 per share. The Series D preferred stock shall rank prior to the common stock for purposes of liquidation preference and to all other classes and series of our equity securities that by their terms do not rank senior to the Series D preferred stock, except that the Series D preferred stock shall be subordinate to and rank junior to all other classes of our preferred stock outstanding as of the date hereof or hereafter created unless any series of preferred stock hereafter created by its terms ranks junior to the Series D preferred stock. The Series D preferred stock shall be subordinate to and rank junior to all our indebtedness now or hereafter outstanding. The Series D preferred stock has a stated value of $10,000 per share. As of the date of this prospectus there are 5,948.615 shares of Series D preferred stock outstanding.

Dividends

In the event we declare a cash dividend on our common stock we will be required to pay a dividend on each share of our Series D preferred stock in an amount equal to the cash dividend paid on one share of our common stock multiplied by the number of shares of our common stock into which such one share of our Series D preferred stock can be converted.

Voting Rights

Except as described below and otherwise required by Delaware law, the Series D preferred stock has no voting rights.

As long as any shares of the Series D preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least 75% of the shares of the Series D preferred stock outstanding at the time, voting separately as a class:

•	amend, alter or repeal the provisions of the Series D preferred stock so as to adversely affect any right, preference, privilege or voting power of the Series D preferred stock;

•

effect any distribution with respect to junior stock except that we may effect a distribution on our common stock if we make a like kind distribution on each share of our Series D preferred stock outstanding in an amount equal to the distribution on one share of our common stock multiplied by the number of shares of our common stock into which one share of our Series D preferred stock can be converted at such time.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, the holders of shares of the Series D preferred stock then outstanding shall be entitled to receive, out of our assets, a Series D Liquidation Preference Amount equal to $10,000 per share of the Series D preferred stock before any payment shall be made or any assets distributed to the holders of our common stock or any other junior stock. However, no Series D Liquidation Preference Amount shall be paid on any Series D preferred stock unless we have first finished paying all liquidation preference amounts on all other classes of our outstanding preferred stock which do not by their terms rank junior to the Series D preferred stock. If our assets can pay some of, but are not sufficient to pay in full, the Series D Liquidation Preference Amount to the holders of the Series D preferred stock, then all of our assets available to pay any portion of the Series D Liquidation Preference Amount will be distributed among the holders of the Series D preferred stock ratably on a per share basis. After payment of the full Series D Liquidation Preference Amount, the holders of shares of Series D preferred stock will not be entitled to any further participation as such in any distribution of our assets.

Conversion

Voluntary Conversion

Each holder of Series D preferred stock may, at such holder’s option, subject to certain limitations described below, elect to convert all or any portion of the shares of Series D preferred stock held by such holder into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the Series D liquidation preference amount divided by (ii) the Series D conversion price (as defined below).

Conversion Restrictions

At no time may a holder of shares of Series D preferred stock convert shares of the Series D preferred stock if the number of shares of common stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of our common stock owned by such holder at such time, the number of shares of common stock which would result in such holder beneficially owning in excess of 9.99% of all of our common stock outstanding at such time; provided, however, that upon a holder of Series D preferred stock providing us with sixty-one days notice that such holder would like to waive this provision with regard to any or all shares of common stock issuable upon conversion of his Series D preferred stock, this provision shall be of no force or effect with regard to those shares of Series D preferred stock designated in such notice.

Mandatory Conversion

Upon our written request a holder of Series D preferred stock shall advise us in writing as to the number of shares of our common stock that are beneficially owned by such holder. If the shares of our common stock beneficially owned by such holder amount to less than 9.99% of the shares of our common stock outstanding at such time, we may, at our option, compel such holder to convert such portion of the Series D preferred stock owned by him into so many shares of our common stock so that the total number of shares of our common stock beneficially owned by such holder after such conversion shall equal 9.99%, but not more, of the shares of our common stock outstanding after such conversion.

Series D Conversion Price

The Series D preferred stock is subject to a fixed conversion price equal to $37.50 per share, subject to customary adjustments to the Series D conversion price in the event of stock splits, combinations, dividends, distributions, reclassifications and other corporate events.

Reservation of Shares of Common Stock

As long as any shares of Series D preferred stock are outstanding, we are required to reserve and keep available out of our authorized and unissued common stock, solely for the purpose of effecting the conversion of the Series D preferred stock, 100% of such number of shares of common stock that will be sufficient to effect the conversion of all of the Series D preferred stock then outstanding.

Series E 6% Convertible Preferred Stock

Designation and Rank

On April 6, 2006, in connection with our board of director’s authority to issue “blank check” preferred stock, we filed an amendment to our certificate of incorporation in which amendment we designated the relative rights and preferences of our Series E 6% convertible preferred stock pursuant to which our board of directors authorized the issuance of 8,000 shares of Series E 6% convertible preferred stock, par value $0.001 per share. The Series E 6% convertible preferred stock shall rank prior to the common stock for purposes of liquidation preference and to all other classes and series of our equity securities that by their terms do not rank senior to the Series E 6% convertible preferred stock, except that the Series E 6% convertible preferred stock shall be subordinate to and rank junior to all other classes of our preferred stock outstanding as of the date hereof or hereafter created unless any series of preferred stock hereafter created by its terms ranks junior to the Series E 6% convertible preferred stock. The Series E 6% convertible preferred stock shall be subordinate to and rank junior to all our indebtedness now or hereafter outstanding. The Series E 6% convertible preferred stock has a stated value of $1,000 per share. As of the date of this prospectus there are 6477.333 shares of Series E 6% convertible preferred stock outstanding.

Dividends

6% per annum.

Voting Rights

The Series E convertible preferred stock has the right to vote on an “as converted” basis on all matters to be voted on by the holders of the common stock.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, the holders of shares of the Series E 6% convertible preferred stock then outstanding shall be entitled to receive, out of our assets, a Series E Liquidation Preference Amount equal to the stated value, plus any accrued and unpaid dividends and any other fees or liquidated damages owing thereon, before any payment shall be made or any assets distributed to the holders of our common stock or any other junior stock. However, no Series E Liquidation Preference Amount shall be paid on any Series E preferred stock unless we have first finished paying all liquidation preference amounts on all other classes of our outstanding preferred stock which do not by their terms rank junior to the Series E preferred stock. If our assets can pay some of, but are not sufficient to pay in full, the Series E Liquidation Preference Amount to the holders of the Series E preferred stock, then all of our assets available to pay any portion of the Series E Liquidation Preference Amount will be distributed among the holders of the Series E preferred stock ratably on a per share basis. After payment of the full Series E Liquidation Preference Amount, the holders of shares of Series E preferred stock will not be entitled to any further participation as such in any distribution of our assets.

Conversion

Voluntary Conversion

Each holder of Series E preferred stock may, at such holder’s option, subject to certain limitations described below, elect to convert all or any portion of the shares of Series E preferred stock held by such holder into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the Series E stated value amount divided by (ii) $3.00.

Conversion Restrictions

At no time may a holder of shares of Series E preferred stock convert shares of the Series E preferred stock if the number of shares of common stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of our common stock owned by such holder at such time, the number of shares of common stock which would result in such holder beneficially owning in excess of 9.99% of all of our common stock outstanding at such time; provided, however, that upon a holder of Series E preferred stock providing us with sixty-one days notice that such holder would like to waive this provision with regard to any or all shares of common stock issuable upon conversion of his Series E preferred stock, this provision shall be of no force or effect with regard to those shares of Series E preferred stock designated in such notice.

Mandatory Conversion

Notwithstanding anything to the contrary, on the 21st trading day (the “Automatic Conversion Date”) following the date of this prospectus, the Series E preferred stock plus all accrued but unpaid dividends and all liquidated damages and other amounts due in respect of the Series E preferred stock shall automatically convert into common stock at a conversion price equal to the lesser of (i) $3.00 or (ii) 90% of the average of the volume weighted average price of our common stock for the 20 trading days immediately following July 24, 2006. Provided, however, that a holder may voluntarily convert its preferred stock prior to the date set for the mandatory conversion.

Reservation of Shares of Common Stock

As long as any shares of Series E preferred stock are outstanding, we are required to reserve and keep available out of our authorized and unissued common stock, solely for the purpose of effecting the conversion of the Series E preferred stock, 100% of such number of shares of common stock that will be sufficient to effect the conversion of all of the Series E preferred stock then outstanding.

Warrants

We issued the following warrants to the purchasers of our Series B preferred stock and our Series C preferred stock and to the designees of the placement agent who arranged our Series B preferred stock financings in 2002 and 2003, and to purchasers of our Series C preferred stock financing in 2003. We also issued our Series E warrants to participants in a series of private placement and debt financing transactions that we completed in December 2004 and in January and February 2005.

Series B-1 Warrants

Exercisable for the purchase of 11,747 shares of our common stock.

Exercise price: $60.00 per share.

Expiration date: November 13, 2009.

Series B-2 Warrants

Exercisable for the purchase of 7,520 shares of our common stock.

Exercise price: $75.00 per share.

Expiration date: November 13, 2009.

Both the Series B-1 and the Series B-2 warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock

Series C Warrants

Exercisable for the purchase of 6,800 shares of our common stock.

Exercise price: $54.00 per share

Expiration dates:

May 22, 2008 for warrants to purchase 2,800 shares
July 28, 2008 for warrants to purchase 4,000 shares

The Series C warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock

Series E Warrants

Exercisable for the purchase of 1,299,113 shares of our common stock.

Exercise price: $13.65, $11.85, and $0.015 with respect to 254,279, 47,840, and 813,902, respectively, shares of our common stock underlying Series E warrants, and $5.25 with respect to 183,092 shares underlying our Series E-PA warrants.

Expiration date: January 5, 2010

The Series E warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the Series E warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock

The Series E warrants also provide that if we sell shares of our common stock at prices below the exercise prices of those warrants, or issue other securities convertible into, or which entitle the holder to purchase, shares of our common stock, which could result in the sale of our common stock at a price which in effect (taking into consideration the price paid for the convertible security or the warrant or the option) is less than the exercise price of the Series E warrants, then the exercise price of the Series E warrants is reduced by a portion of the difference between the exercise price and the lower price at which the common stock was, or effectively could be, acquired. That percentage by which the exercise price of the Series E warrants could be reduced depends not only on the lower price at which our common stock was, or could be, acquired, but also by the ratio that the number of shares of our common stock that were, or could be, so acquired bears to the total number of shares of our common stock that would be outstanding after such sale of our common stock, or the conversion of securities convertible into, or the exercise of such warrants or options to purchase, our common stock.

Commencing on January 5, 2007, subject to a registration statement then being effective with respect to the common stock underlying the Series E warrants, the Series E warrants may be redeemed by us if trading in our common stock closes above $54.00 for ten consecutive trading days. We have no right to redeem any of the E-PA warrants.

Series F Warrants

Exercisable for the purchase of 1,374,901 shares of our common stock.

Exercise price: $6.75 with respect to 1,162,926 Series F warrants and; $4.50 with respect to 211,975 Series F-PA warrants.

Expiration date: October 12, 2012

The Series F warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the Series F warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock

The Series F warrants also provide that if we sell shares of our common stock at prices below the exercise prices of those warrants, or issue other securities convertible into, or which entitle the holder to purchase, shares of our common stock, which could result in the sale of our common stock at a price which in effect (taking into consideration the price paid for the convertible security or the warrant or the option) is less than the exercise price of the Series F warrants, then the exercise price of the Series F warrants is reduced by a portion of the difference between the exercise price and the lower price at which the common stock was, or effectively could be, acquired. That percentage by which the exercise price of the Series F warrants could be reduced depends not only on the lower price at which our common stock was, or could be, acquired, but also by the ratio that the number of shares of our common stock that were, or could be, so acquired bears to the total number of shares of our common stock that would be outstanding after such sale of our common stock, or the conversion of securities convertible into, or the exercise of such warrants or options to purchase, our common stock.

Commencing on January 5, 2007, subject to a registration statement then being effective with respect to the common stock underlying the Series F warrants, the Series F warrants may be redeemed by us if trading in our common stock closes above $54.00 for ten consecutive trading days. We have no right to redeem any of the F-PA warrants.

Series G Warrants

Exercisable for the purchase of 200,000 shares of our common stock.

Exercise price: $4.50 per share

Expiration date: April 10, 2009

The Series G warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the Series G warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock.

Series H Warrants

Exercisable for the purchase of 2,169,111 shares of our common stock.

Exercise price: $7.50

Expiration date: April 11, 2011.

The Series H warrants contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock.

The Series H warrants also provide that if we sell shares of our common stock at prices below the exercise prices of those warrants, or issue other securities convertible into, or which entitle the holder to purchase, shares of our common stock, which could result in the sale of our common stock at a price which in effect (taking into consideration the price paid for the convertible security or the warrant or the option) is less than the exercise price of the Series H warrants, then the exercise price of the Series H warrants is reduced to the lower price at which the common stock was, or effectively could be, acquired.

Other Warrants and Options

We also have other warrants outstanding which entitle the holders to purchase an aggregate of 560,207 shares of our common stock, of which three year warrants expiring March 17, 2009 to purchase 19,000 shares are exercisable at $3.75 per share, of which three year warrants expiring April 14, 2009 to purchase 266,667 shares are exercisable at $4.50 per share, of which five year warrants expiring April 17, 2011 to purchase 192,534 shares are exercisable at $6.00 per share, of which warrants expiring July 18, 2008 to purchase 1,667shares are exercisable at $7.50 per share, warrants to purchase 1,667 shares expiring December 1, 2008 are exercisable at $7.50 per share, warrants to purchase 3,334 shares expiring April 5, 2009 are exercisable at $7.50 per share, of which three year warrants to purchase 73,674 shares expiring February 13, 2009 are exercisable at $11.25 per share, of which three year warrants to purchase 1,667 shares expiring October 18, 2008 are exercisable at $15.00 per share. We have granted options under our employee stock option plan, and options outside the plan, to our employees, directors, consultants and vendors, to purchase an aggregate of 554,066 shares of our common stock at exercise prices ranging from $3.00 to $33.75 per share for 495,534 shares, and at exercise prices in excess of $33.75 per share for 58,532 shares.

Requirements to file registration statements

During the past four years we have completed a number of private placements of our equity securities which have provided us with the funds we needed to continue our business operations. In April 2006 we issued our equity securities to acquire Hapto Biotech, Inc. Our securities described above which we sold in such private placements and issued for such acquisition include our common stock, our Series D and E convertible preferred stock and our Series B-1, B-2, C, E, F, G and H warrants. In all of the agreements we signed with the investors in those private placements and with the former shareholders of Hapto Biotech we undertook obligations to file registration statements with the Securities and Exchange Commission to enable those investors and former Hapto Biotech shareholders to sell in the public securities markets the shares of our common stock which those investors (a) acquired, (b) could acquire upon conversion of the preferred stock they acquired, or (c) could acquire upon exercise of the warrants they acquired. The registration statement of which this prospectus is a part was filed by us pursuant to those obligations we undertook. Some of our agreements with those investors and former Hapto Biotech shareholders also provide for penalties we have to pay if we fail to timely file, or fail to have the registration statement declared effective, in the periods provided in those agreements. Those penalties range from 1% to 2% per month (for 18 to 24 months) of the purchase prices paid by the investors in the private placements for those securities for which registration deadline filing and effectiveness dates have not been met. Although in the past we have not incurred any of those penalties (often securing waivers in accordance with the provisions in those agreements), we can give no assurance that we will not incur those penalties in the future. Furthermore, the pendency of a registration statement before it is declared effective by the Securities and Exchange Commission, may, because of the Commission’s general solicitation rule, prevent us from simultaneously raising funds from future private placement sales of our securities when we need such funds to continue our business operations.

TRANSFER AGENT

The transfer agent for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and for the two years then ended and for the period from March 12, 1991 (inception) to December 31, 2005, (except for the consolidated statements of operations, shareholders’ deficit and cash flows for the period from March 12, 1991 (inception) to December 31, 2003, which were audited by Grant Thornton LLP,) included in this prospectus and in the registration statement of which this prospectus is a part, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report. BDO Seidman’s report which contains an explanatory paragraph regarding our ability to continue as a going concern, is incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements for the period from March 12, 1991 (inception) to December 31, 2003, have been audited by Grant Thornton LLP, a registered independent public accounting firm, to the extent and for the periods set forth in their report. Their report, which also contains an explanatory paragraph regarding our ability to continue as a going concern, is incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The legality of the common stock offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York.

AVAILABLE INFORMATION

Our annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on our website (www.ortecinternational.com) as soon as reasonably practicable after they are filed with, or furnished to, the Securities and Exchange Commission.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that the personal liability of our directors shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to us or our shareholders for monetary damages for breach of fiduciary duty as a director, provided that our certificate of incorporation does not eliminate the liability of a director for (i) any breach of the director’s duty of loyalty to us or our shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate our rights and the rights of our shareholders through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect our or our shareholders ability to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

In addition, our certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons who we may indemnify pursuant to Section 145 of the DGCL. Section 145 of the DGCL permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We maintain a directors’ and officers’ liability insurance policy covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, and to persons controlling Ortec pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.